
05047164



INTERNATIONAL SHIPHOLDING CORPORATION



2004 Annual Report

INTERNATIONAL SHIPHOLDING CORPORATION

2004 ANNUAL REPORT



The Company's U.S. Flag Pure Car/Truck Carrier "GREEN COVE" discharges light rail vehicles at a U.S. East coast port.

INTERNATIONAL SHIPHOLDING CORPORATION

2004 ANNUAL REPORT

SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA

The following summary of selected consolidated financial data is not covered by the auditors' report appearing elsewhere herein. However, in the opinion of management, the summary of selected consolidated financial data includes all adjustments necessary for a fair representation of each of the years presented.

This summary should be read in conjunction with the consolidated financial statements and the notes thereto appearing elsewhere in this annual report.

(All Amounts in Thousands Except Share and Per Share Data)

	Year Ended December 31,				
	2004 (1)	2003	2002	2001 (2)	2000
Income Statement Data:					
Revenues	$ 263,490	$ 257,813	$ 227,412	$ 304,370	$ 357,105
Impairment Loss	-	-	66	(81,038)	-
Gross Voyage Profit (Loss)	28,117	33,235	30,399	(53,808)	49,475
Operating Income (Loss)	11,874	19,587	15,325	(73,885)	32,515
Net Income (Loss)	12,785	5,491	(136)	(64,419)	836
Basic and Diluted Net Income (Loss) Per Share	2.10	0.90	(0.02)	(10.59)	0.14
Balance Sheet Data:					
Working Capital	17,650	10,248	1,849	25,631	28,183
Total Assets	385,048	382,451	406,752	461,722	695,176
Long-Term Debt, Less Current Maturities					
(including Capital Lease Obligations)	168,622	164,144	192,297	240,276	359,864
Stockholders' Investment	135,454	121,367	115,227	114,905	181,532
Other Data:					
Cash Flow From Operations	24,447	38,616	18,439	21,318	41,059
Cash Flow From Investing Activities	(21,047)	1,772	9,456	81,808	(5,664)
Cash Flow From Financing Activities	(1,768)	(35,926)	(48,626)	(93,169)	(37,150)
Cash Dividends Per Share of Common Stock (3)	-	-	-	0.125	0.25
Weighted Average Shares of Common Stock Outstanding:					
Basic	6,082,887	6,082,887	6,082,887	6,082,887	6,082,954
Diluted	6,092,302	6,082,887	6,082,887	6,082,887	6,082,954

(1) Results for 2004 were significantly impacted by certain income tax adjustments relating to the Jobs Creation Act of 2004.

(2) Results for 2001 reflect an Impairment Loss of approximately $81.0 million, in accordance with FASB Statement No. 121, "Accounting for the Impairment of Long-lived Assets". This non-cash charge was made to write down certain assets to estimated market value as part of the reclassification of our U.S. Flag LASH Service, our Cape-Size Bulk Carrier and certain Special Purpose barges to "Assets Held for Disposal" and impairment charges recorded on our foreign flag LASH Liner Service.

(3) For 2001, cash dividends represent payments applicable for only first and second quarters.

INTERNATIONAL SHIPHOLDING CORPORATION

2004 ANNUAL REPORT

TO THE SHAREHOLDERS

Net profit for the fourth quarter ending December 31, 2004 was $7.840 million ($1.29 per share) compared to $1.651 million ($0.27 per share) for the quarter ending December 31, 2003. For the twelve months ending December 31, 2004, the Company reported a net income of $12.785 million ($2.10 per share) compared to a net income of $5.491 million ($0.90 per share) in the year 2003. In October 2004 Congress passed, and the President signed, the Jobs Creation Act of 2004. This Act provides an option to U.S. shipowners for a tonnage tax covering eligible vessels in international shipping which if elected replaces current U.S. corporate income taxes for earnings of these vessels. In December, we exercised the option on eligible vessels for the tonnage tax. As a result, our income for 2004 includes an addition to net income of $7.7 million, which represents a net reversal of certain items in the deferred tax account in the balance sheet. These items will no longer be required under the tonnage tax option. The standard Internal Revenue corporate tax treatment for coastwise (domestic) U.S. shipping income will continue to be applied on our vessels in such trade.

Our vessels continued throughout 2004 t operate under a variety of charters or contract The results of our LASH (Lighter Aboard SHi liner services did not meet expectations, but di perform better than the previous year. The U.S flag automobile/truck carrier results were reduce by lower volumes of supplemental cargoes, whi the Rail Ferry Service was impacted by ba weather, higher fuel costs and machine problems. Having addressed the rail ferrie machinery problems, we believe they have no been satisfactorily solved.

The fourth quarter was particularly eventful:

(1) In October, Congress passed and th President signed a renewal of the Maritim Security Program (MSP). The Act provide for another ten-year program commencin October 1, 2005. It grandfathered ou existing seven MSP contracts, and awarde the Company an additional contract for a eighth vessel.

(2) In November, Dominion Energy Ne England Inc., a subsidiary of Dominio

Resources Inc., purchased substantially all of U.S. Gen New England Inc.'s power generation assets including the contract employing the U.S. Flag ENERGY ENTERPRISE.

3) During the fourth quarter, the Company decided to add a second rail cargo deck to each of the two vessels operating in the Rail Ferry Service. This work will be completed second half of 2005.

4) In the fourth quarter, the Company concluded a five-year, $50 million secured credit line with several banks. This was effective on December 6, 2004.

5) In December, the Company purchased two second-hand geared Container vessels, which replaced two chartered-in vessels operating under the Company's MSP contracts. These ships were simultaneously time chartered to an established container liner company.

6) In the fourth quarter, the Company began the process to issue $40 million of 6% Convertible Preferred Stock, which completed on January 6, 2005 and will be used to help finance the rail ferry expansion work, the Container vessel acquisition and other corporate purposes.

The Company's investments in Cape-Size Bulk Carriers and Cement Carriers contributed significantly to the returns in 2004.

The ENERGY ENTERPRISE suffered out of service days for upgrade and drydocking, while the SULPHUR ENTERPRISE performed satisfactorily during the year.

The general freight market conditions for international trade continued to improve during the year. In early 2005 prospects continue this favorable trend. We expect these conditions to continue throughout 2005 absent some unusual event to adversely affect the market.

The Company continues to meet its financial obligations under its various loan agreements.

The Annual Meeting of the Shareholders will be held in New Orleans on April 27, 2005.

We extend our thanks to the officers and crews aboard our vessels, our shoreside staff and our agents in the United States and abroad, for their continued service to the Company. We wish our shareholders a healthy and prosperous 2005.



Erik F. Johnsen
Chairman



Niels M. Johnsen
President

February 25, 2005

INTERNATIONAL SHIPHOLDING CORPORATION

2004 ANNUAL REPORT

REVIEW OF OPERATIONS

International Shipholding Corporation, through its subsidiaries and associates, is engaged in various types of waterborne cargo transportation services: LASH (Lighter Aboard SHip) Services, Pure Car/Truck Carrier Services, Roll-On/Roll-Off, Breakbulk and Bulk Carrier Services, Domestic Coastwise Services, Inland Vessel/Barge Transportation Services, and Railcar Ferry Services, with emphasis on medium to long-term contracts and charters.

Principal subsidiaries of the Company include Central Gulf Lines, Inc., Waterman Steamship Corporation, LCI Shipholdings, Inc., and CG Railway, Inc., who together operated a fleet of 35 diversified vessels in 2004.

LASH

One U.S. Flag LASH vessel, M/V "ATLANTIC FOREST," was operated during 2004 by the Company's Waterman Steamship Corporation subsidiary in a service between U.S. Gulf and East coast ports and ports in the Mediterranean, Middle East, and the Indian Ocean. The service has continued to be operated in 2005.

Two international flag LASH vessels were operated during 2004 in the Company's Transatlantic service between U.S. Gulf and South Atlantic ports and ports in the United Kingdom and North Europe. A 15-LASH barge capacity Float-On/ Float-Off DOCKSHIP "SPRUCE" is being operated in conjunction with the Company's Transatlantic LASH service to facilitate movement of LASH barges between European ports. The service has continued to be operated in 2005.

PURE CAR/TRUCK CARRIERS

The Company's fleet of six modern Pure Car/Truck Carriers, including four U.S. Flag Pure Car/Truck Carriers and two international flag Pure Car/Truck Carriers, continued during 2004 to operate satisfactorily on time and voyage charters to Far Eastern charterers.

ROLL-ON/ROLL-OFF SERVICES

The Company, through its Waterman Steamship Corporation subsidiary, is operating three modern U.S. Flag Roll-On/Roll-Off vessels under long-term charters to the U.S. Navy's Military Sealift Command ("MSC").

MOLTEN SULPHUR CARRIER

The Company's U.S. Flag Molten Sulphur Carrier, "SULPHUR ENTERPRISE," continued during 2004 to carry molten sulphur in bulk between U.S. Gulf ports under a long-term contract.

SELF-UNLOADING BULK COAL CARRIER

The Company's Self-Unloading, Conveyor-Belt equipped U.S. Flag Bulk Coal Carrier, "ENERGY ENTERPRISE," is being operated under a long-term charter to an electric utility company carrying coal in the coastwise and near-sea trade.

CG RAILWAY, INC.

The Company's every four-day interline rail-ferry service between Mobile, Alabama and Coatzacoalcos, Mexico has operated since its inception in early 2001. The rail-ferry service utilizes two vessels that have been modified to carry in roll-on/roll-off mode up to 60 standard size rail cars each.

SOUTHEAST ASIA TRANSPORTATION CONTRACT

One Multi-Purpose vessel, one Tanker, and two Container ships were operated satisfactorily during 2004 under the Company's existing long-term contract to transport supplies for a mining company in Indonesia.

INTERNATIONAL SHIPHOLDING CORPORATION

2004 Annual Report

FLEET STATISTICS

(December 31, 2004)

	Number	Approximate Total Dead-Weight Carrying Capacity (ea.)	Approximate Total Dead-Weight Carryin Capacity
LASH	1	51,300 L.T.	51,300 L
LASH	1	48,000	48,000
PURE CAR/TRUCK CARRIER	1	15,000	15,000
PURE CAR/TRUCK CARRIER	1	22,800	22,800
PURE CAR/TRUCK CARRIER	1	21,000	21,000
DOCKSHIP	1	9,400	9,400
MOLTEN SULPHUR CARRIER	1	28,000	28,000
SPECIAL PURPOSE VESSELS	2	21,800	43,600
COAL CARRIER	1	38,100	38,100
CONTAINER SHIPS	2	29,930	59,860
CONTAINER/BREAKBULK SHIP	1	3,100	3,100
ROLL-ON/ROLL-OFFS	3(*a*)	25,000	75,000
MOLTEN SULPHUR TANKER	1(*a*)	8,500	8,500
LASH	1(*b*)	47,200	47,200
PURE CAR/TRUCK CARRIERS	2(*b*)	15,000	30,000
PURE CAR/TRUCK CARRIER	1(*b*)	21,000	21,000
BREAKBULK/MULTI-PURPOSE SHIP	1(*b*)	13,000	13,000
CONTAINER SHIP	1(*b*)	3,100	3,100
TANKER	1(*b*)	13,300	13,300
CEMENT CARRIERS	2(*c*)	17,500	35,000
CEMENT CARRIER	1(*c*)	28,600	28,600
CEMENT CARRIERS	2(*c*)	25,000	50,000
CEMENT CARRIERS	2(*c*)	11,000	22,000
CEMENT CARRIER	1(*c*)	16,300	16,300
CEMENT CARRIER	1(*c*)	16,600	16,600
CAPE-SIZE BULK CARRIERS	2(*d*)	170,000	340,000
FLEET CAPACITY – 2004			1,059,760
VESSELS	35		
LASH BARGES	917		
HAUL-AWAY CAR CARRYING TRUCKS	32		

(a)Operating contract (b)Includes leased equipment (c)26.1% ownership (d)50% owner

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 10-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from .... to ....

Commission File No. 2-63322

International Shipholding Corporation

(Exact name of registrant as specified in its charter)

Delaware	36-2989662
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
650 Poydras Street, New Orleans, Louisiana	70130
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (504) 529-5461

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1 Par Value	New York Stock Exchange
6.0% Convertible Exchangeable Preferred Stock	New York Stock Exchange
7¾% Senior Notes Due 2007	New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes √ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. √

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes No√

State the aggregate market value of the voting stock held by non-affiliates of the registrant, as of the last business day of the registrant's most recently completed second fiscal quarter.

Date	Amount
June 30, 2004	$62,146,604

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Common stock, $1 par value........ 6,082,887 shares outstanding as of February 25, 2005

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Annual Report to Shareholders for the fiscal year ended December 31, 2004, have been incorporated by reference into Part II of this Form 10-K. Portions of the registrant's definitive proxy statement dated March 14, 2005, have been incorporated by reference into Part III of this Form 10-K.

PART I

ITEM 1. BUSINESS

General

In this report, the terms "we," "us," "our," and "the Company" refer to International Shipholding Corporation and its subsidiaries. Through our subsidiaries, we operate a diversified fleet of U.S. and foreign flag vessels that provide international and domestic maritime transportation services to commercial and governmental customers primarily under medium- to long-term charters or contracts. At December 31, 2004, we owned and/or operated 35 ocean-going vessels, 917 LASH (Lighter Aboard SHip) barges, and related shoreside handling facilities. We also own 32 over-the-road haul-away car carrying trucks.

Our fleet includes (i) four U.S. flag Pure Car/Truck Carriers ("PCTCs") specifically designed to transport fully assembled automobiles, trucks and larger vehicles and two foreign flag PCTCs with the capability of transporting heavy weight and large dimension trucks and buses, as well as automobiles; (ii) one Breakbulk/Multi-Purpose vessel, two Container vessels and one Tanker vessel, which are used to transport supplies for the Indonesian operations of a mining company; (iii) two U.S. flag Molten Sulphur vessels, which are used to carry molten sulphur from Louisiana and Texas to a processing plant on the Florida Gulf Coast; (iv) two Special Purpose vessels modified as Roll-On/Roll-Off vessels ("RO/ROs") to transport loaded rail cars between U.S. Gulf and Mexico; (v) one U.S. flag conveyer-equipped self-unloading Coal Carrier, which carries coal in the coastwise and near-sea trade; (vi) three RO/RO vessels that permit rapid deployment of rolling stock, munitions, and other military cargoes requiring special handling; (vii) two Container vessels we time charter; (viii) two Cape-Size Bulk Carriers in which we own a 50% interest; and (ix) nine Cement Carriers in which we own a 26.1% interest.

Our fleet also includes three LASH vessels, one Dockship, and 917 LASH barges. In our transoceanic liner services, we use the LASH system primarily to gather cargo on rivers and in harbors that are too shallow for traditional vessels.

Our fleet is deployed by our principal operating subsidiaries, Central Gulf Lines, Inc. ("Central Gulf"), LCI Shipholdings, Inc. ("LCI") which includes a transatlantic liner service doing business as "Forest Lines," Waterman Steamship Corporation ("Waterman"), and CG Railway, Inc. ("CG Railway"). Other of our subsidiaries provide ship charter brokerage, agency and other specialized services.

We have five operating segments, *Liner Services, Time Charter Contracts, Contracts of Affreightment ("COA"), Rail-Ferry Service,* and *Other*, as described below. For additional information about our operating segments see Note K - Significant Operations of the Notes to the Consolidated Financial Statements contained in this Form 10-K on page F-22. In addition to our five operating segments, we have investments in several unconsolidated entities of which we own 50% or less and do not exercise significant influence over operating and financial activities.

Liner Services. In our Liner Services segment we operate four vessels, including a Dockship that positions barges for pick-up and discharge, on established trade routes with regularly scheduled sailing dates. We receive revenues for the carriage of cargo within the established trading area and pay the operating and voyage expenses incurred. Our Liner Services include a U.S. flag Liner Service between U.S. Gulf and East Coast ports and ports in the Red Sea and in South Asia, and a foreign flag transatlantic Liner Service operating between U.S. Gulf and East Coast ports and ports in northern Europe.

Time Charter Contracts. Time Charters are contracts by which the charterer obtains the right for a specified time period to direct the movements and utilization of the vessel in exchange for payment of a specified daily rate, but we retain operating control over the vessel. Typically, we fully equip the vessel and are responsible for normal operating expenses, repairs, crew wages, and insurance, while the charterer is responsible for voyage expenses, such as fuel, port, and stevedoring expenses. Our Time Charter Contracts include charters of three RO/RO vessels to the United States Navy's Military Sealift Command ("MSC") for varying terms. Also included in this segment are contracts with ship operators for six PCTCs, with an electric utility for a conveyor-equipped, self-unloading coal carrier and with a mining company to provide transportation services at its mine in Papua, Indonesia.

Contracts of Affreightment ("COA"). COAs are contracts by which we undertake to provide space on our vessels for the carriage of specified goods or a specified quantity of goods on a single voyage or series of voyages over a given period of time between named ports or within certain geographical areas in return for the payment of an agreed amount per unit of cargo carried. Generally, we are responsible for all operating and voyage expenses. Our COA segment includes a molten sulphur transportation contract.

Rail-Ferry Service. In the beginning of 2001, we began a new service, through our subsidiary CG Railway, carrying loaded rail cars between U.S. Gulf and Mexico. This service uses our two Special Purpose vessels, which were modified to enable them to carry standard size railroad cars. Each vessel has a capacity for 60 standard size rail cars. In 2005, we intend to add a second deck to each vessel in order to essentially double their capacity. We expect the vessels to begin shipyard work in mid-2005 and fully return to service in the second half of 2005. In the fourth quarter of 2004, we announced our decision to relocate our Rail-Ferry Service's domestic operations from the port of Mobile to the port of New Orleans. As part of the incentive to relocate, the state of Louisiana and the City of New Orleans agreed to finance part of the terminal and infrastructure cost associated with the move. In return, we have agreed that our operations will remain at the port of New Orleans for a minimum of ten years.

Other. This segment consists of operations that include more specialized services than the former four segments and subsidiaries that provide ship charter brokerage and agency services. Also included in this segment is our over-the-road car transportation truck company.

Unconsolidated Entities. We have a 26.1% interest in a company owning and operating nine Bulk Cement Carriers. We also have a 50% interest in a company owning two Cape-Size Bulk Carriers and a 50% investment in a company that operates a terminal in Coatzacoalcos, Mexico for our Rail-Ferry Service.

Business Strategy

Our strategy is to (i) identify customers with high credit quality and marine transportation needs requiring specialized vessels or operating techniques, (ii) seek medium- to long-term charters or contracts with those customers and, if necessary, modify, acquire or construct vessels to meet the requirements of those charters or contracts, and (iii) provide our customers with reliable, high quality service at a reasonable cost.

Because our strategy is to seek medium- to long-term contracts and because we have diversified customer and cargo bases, we are generally insulated from the cyclical nature of the shipping industry. However, of our five operating segments, our Liner Service and Rail-Ferry Service segments are the most susceptible to the shipping industry's cyclical nature and are impacted by, among other things, fluctuations in the worldwide supply of and demand for vessel capacity fuel oil cost and the seasonal demands for certain cargoes that we ship.

We believe that our strategy has produced relatively stable operating cash flows for an industry that tends to be cyclical and valuable long-term relationships with our customers. We plan to continue this strategy by expanding our relationships with existing customers, seeking new customers, and selectively pursuing acquisitions.

History

The Company was originally founded as Central Gulf Steamship Corporation in 1947 by the late Niels F. Johnsen and his sons, Niels W. Johnsen, a director of the Company, and Erik F. Johnsen, our Chairman and Chief Executive Officer. Central Gulf was privately held until 1971 when it merged with Trans Union Corporation ("Trans Union"). In 1978, International Shipholding Corporation was formed to act as a holding company for Central Gulf, LCI, and certain other affiliated companies in connection with the 1979 spin-off by Trans Union of our common stock to Trans Union's stockholders. In 1986, we acquired the assets of Forest Lines, and in 1989, we acquired Waterman. Since our spin-off from Trans Union, we have continued to act solely as a holding company, and our only significant assets are the capital stock of our subsidiaries.

Competitive Strengths

Diversification. Our strategy for many years has been to seek and obtain contracts that contribute to a diversification of operations. These diverse operations vary from chartering vessels to the United States government, to chartering vessels for the transportation of automobiles and military vehicles, transportation of paper, steel, wood and wood pulp products, carriage of supplies for a mining company, transporting molten sulphur, transporting coal for use in generating electricity, and transporting standard size railroad cars. In recent years, we have upgraded our fleet and brought the average age of our vessels down to approximately 15.4 years as compared with approximately 17.7 years in 2000. As a result, our management believes that the outlook for fulfilling current contracts, obtaining extensions through the exercise of options by current customers, and obtaining new contracts is good.

Stable Cash Flow. We believe that our historical cash flows have been relatively stable for an industry that tends to be cyclical, because of the length and structure of our contracts, the creditworthiness of our customers and our diversified customer and cargo bases. Our cash flow from operations was approximately $24.4 million, $38.6 million and $18.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. Our medium- to long-term charters provide for a daily charter rate that is payable whether or not the charterer utilizes the vessel. These charters generally require the charterer to pay certain voyage operating costs, including fuel, port, and stevedoring expenses, and often include cost escalation features covering certain of our expenses. In addition, our COAs guarantee a minimum amount of cargo for transportation, and our diversified cargo and customer bases have contributed to the stability of our operating cash flow. We also believe that the high credit quality of most of our customers and the length of our contracts help reduce the effects of the cyclical nature of the shipping industry.

Longstanding Customer Relationships. We currently have medium- to long-term time charters with, or contracts to carry cargo for, the MSC (10% of our fiscal year 2004 revenues) and a variety of high credit quality commercial customers that include International Paper Company (2.3% of our fiscal year 2004 revenues), P.T. Freeport Indonesia (5.7% of our fiscal year 2004 revenues), Toyota Motor Corporation (5.3% of our fiscal year 2004 revenues) and Hyundai Motor Company (5.7% of our fiscal year 2004 revenues). Most of these companies have been customers of ours for over ten years. Substantially all of our current cargo contracts and charter agreements are renewals or extensions of previous agreements. In recent years, we have been successful in winning extensions or renewals of substantially all of the contracts rebid by our commercial customers, and we have been operating vessels for the MSC for more than 30 years. We believe that our longstanding customer relationships are in part due to our excellent reputation for providing quality specialized maritime service in terms of on-time performance, low cargo loss, minimal damage claims and reasonable rates.

Experienced Management Team. Our management team has substantial experience in the shipping industry. Our Chairman has served the Company in various management capacities since its founding in 1947. In addition, our President, Executive Vice President, and Chief Financial Officer have over 95 years of collective experience with the Company. We believe that the experience of our management team is important to maintaining long-term relationships with our customers.

Types of Service

Through our principal operating subsidiaries, we provide specialized maritime transportation services to our customers primarily under medium- to long-term contracts. Our five operating segments, *Liner Services, Time Charter Contracts, Contracts of Affreightment, Rail-Ferry Service*, and *Other* are described below:

Liner Services

LASH Vessels

Foreign Flag. We operate two foreign flag LASH vessels and a self-propelled, semi-submersible feeder vessel on a scheduled transatlantic liner service under the name "Forest Lines." One of the two foreign flag LASH vessels is under an operating lease through 2007. Each Forest Lines LASH vessel normally makes 10 round trip sailings per year between U.S. Gulf and East Coast ports and ports in northern Europe. After the first quarter of 2005, we will no longer sail to the East Coast ports. We continue to diversify our eastbound cargo among various commercial shippers and now carry significant quantities of rice and petroleum coke as well as paper products. Our contract with International Paper Company for eastbound cargo space is for the carriage of wood pulp, liner board, and other forest products, the characteristics of which are well suited for transportation by LASH vessels. Our current contract with International Paper Company was for a ten-year term ending in 2002, and was extended for an additional three-year period ending in December of 2005 with mutual options to extend on a year-to-year basis.

Over the years, we have established a base of commercial shippers to which we provide space on the westbound Forest Lines service. The principal westbound cargoes are steel and other metal products, high-grade paper and wood products, and other general cargo. Over the last five years, the westbound utilization rate for these vessels averaged approximately 86.5% per year.

U.S. Flag. Waterman previously operated a U.S. flag Liner Service between U.S. Gulf and East Coast ports and ports in South Asia using four U.S. flag LASH vessels, as well as one FLASH vessel that was used as a feeder vessel in Southeast Asia. In June of 2001, we adopted a plan to separate this service from the balance of our operations and dispose of these assets. All of these vessels were sold by the end of 2002.

During 2002, we reactivated a U.S. flag Liner Service between the U.S. Gulf and East Coast ports and ports in the Red Sea and Middle East due to several changes in circumstances that occurred after our decision in 2001 to suspend the previous service. We concluded that there would be adequate cargo volume for shipment on U.S. flag vessels to the service area to justify maintaining the service. As a result, we recommissioned one of our foreign flag LASH vessels, which had been idle and scheduled for disposal, together with a number of LASH barges. After its upgrade, the foreign flag vessel entered our Forest Lines service in November of 2002, replacing one of the vessels operating in that service. The replaced vessel transferred to U.S. flag for use in the renewed U.S. flag Liner Service, which commenced operation in November of 2002.

The Maritime Security Act of 1996 ("MSA"), which provides for a program for certain U.S. flag vessels, was signed into law in October of 1996. Under this program, the Maritime Security Program ("MSP"), each participating vessel is eligible to receive an annual payment of $2.1 million, which is subject to annual appropriations and not guaranteed. In 2003, Congress authorized an extension of the MSP through 2015, increased the number of ships industry-wide eligible to participate in the program from 47 to 60, and increased the annual payment per vessel, all to be effective on October 1, 2005. Annual payments for each vessel in the new program will be $2.6 million in years 2006 to 2008, $2.9 million in years 2009 to 2011, and $3.1 million in years 2012 to 2015. As of December 31, 2004, our Waterman U.S. flag LASH vessel mentioned earlier, and four PCTCs and two Container ships included in the Time Charter Contracts segment have qualified for participation, the terms of which were extended in October of 2004 through September 30, 2015. On January 12, 2005, we were awarded one additional MSP contract, effective October

1, 2005, for a net total of eight MSP contracts. We are currently exploring our options to fulfill the contract requirement.

Time Charter Contracts

Military Sealift Command Charters

We have had contracts with the MSC (or its predecessor) almost continuously for over 30 years. In 1983, Waterman was awarded a contract to operate three U.S. flag RO/RO vessels under time charters to the MSC for use by the United States Navy in its maritime prepositioning ship ("MPS") program. These vessels represent three of the sixteen MPS vessels currently in the MSC's worldwide fleet providing support to the U.S. Marine Corps. These ships are designed primarily to carry rolling stock and containers, and each can carry support equipment for 17,000 military personnel. Waterman sold the three vessels to unaffiliated corporations shortly after being awarded the contract but retained the right to operate the vessels under operating agreements. The MSC time charters commenced in late 1984 and early 1985 for initial five-year periods and were renewable at the MSC's option for additional five-year periods up to a maximum of twenty-five years. In 1993, the Company reached an agreement with the MSC to make certain reductions in future charter hire payments in consideration of fixing the period of these charters for the full 25 years. The charters and related operating agreements will expire in 2009 and 2010.

Pure Car/Truck Carriers

U.S. Flag. We currently operate four U.S. flag PCTCs. In 1986, we entered into multi-year charters to carry Toyota and Honda automobiles from Japan to the United States. To service these charters, we had constructed two car carriers that were specially designed to carry 4,000 and 4,660 fully assembled automobiles, respectively. Both vessels were built in Japan and were registered under the U.S. flag. In 2000 and 2001, we replaced these two vessels with larger PCTCs, which are under their initial contracts through 2010 and 2011 with the same Japanese shipping company, which had been nominated by Toyota Motor Corporation as our vessel's timecharterer. Both of these contracts may be extended beyond the initial term at the option of the shipping company.

In 1998, we acquired a 1994-built U.S. flag PCTC. Immediately after being delivered to us in April of 1998, this vessel entered a long-term charter through 2008 with the same Japanese shipping company. In 1999, we acquired the fourth vessel, a newly built U.S. flag PCTC, which immediately after being delivered to us in September of 1999 entered a long-term charter through 2011 with the same Japanese shipping company. Both of these contracts may be extended beyond the initial term at the option of the shipping company. These last two PCTCs were subsequently sold to unaffiliated parties and leased back under operating leases expiring in 2009 and 2013, respectively.

Foreign Flag. In 1988, we had two new car carriers constructed by a shipyard affiliated with Hyundai Motor Company, each with a carrying capacity of 4,800 fully assembled automobiles, to transport Hyundai automobiles from South Korea primarily to the United States and Europe under two long-term charters. In 1998 and 1999, we sold these car carriers and replaced them with two newly built PCTCs, each with the capacity to carry heavy and large size rolling stock in addition to automobiles and trucks. We immediately entered into a long-term charter of these vessels through 2018 and 2019 to a Korean shipping company. One of these PCTCs was subsequently sold to an unaffiliated party and leased back under an operating lease through 2016, and we have an option to purchase the vessel thereafter.

Under each of our PCTC charters, the charterers are responsible for voyage operating costs such as fuel, port, and stevedoring expenses, while we are responsible for other operating expenses including crew wages, repairs, and insurance. During the terms of these charters, we are entitled to our full fee irrespective of the number of voyages completed or the number of cars carried per voyage.

In the fourth quarter of 2002, the Korean shipping company, the charterer of our foreign flag PCTCs, sold its car carrier division to a joint venture controlled by Wallenius Lines AB, Wilhelm Wilhelmsen ASA and Hyundai Motor Company. We were not impacted by the transaction as all terms and conditions of the charter parties remain in effect.

Coal Carrier

In late 1995, we purchased an existing U.S. flag conveyor-equipped, self-unloading Coal Carrier that was chartered to a New England electric utility under a 15-year time charter expiring in 2010 to carry coal in the coastwise and near-sea trade. Since the base charter provides approximately 60% utilization, the ship will also be used, from time to time during this charter period, to carry coal and other bulk commodities in the spot market for the account of other charterers. The utility company filed for bankruptcy protection in July of 2003. However, in November of 2004, the bankruptcy court approved the utility company's sale of a substantial portion of its generation assets to a third party. Pursuant to the asset purchase agreement, which became effective on January 1, 2005, the third party has assumed the charter in place of the utility company.

Southeast Asia Transportation Contract

The contract to transport supplies for a mining company in Indonesia is serviced by a Breakbulk/Multi-Purpose vessel, a small Tanker, and two Container vessels.

Contracts of Affreightment

In 1994, we entered into a 15-year transportation contract with Freeport-McMoRan Sulphur LLC, a sulphur transporter for which we had built a 28,000 DWT Molten Sulphur Carrier that carries molten sulphur from Louisiana and Texas to a fertilizer plant on the Florida Gulf Coast. Under the terms of this contract, we are guaranteed the transportation of a minimum of 1.8 million tons of molten sulphur per year. The contract also gives the charterer three five-year renewal options. The vessel was delivered and began service during late 1994. During the second quarter of 2002, the contract was assigned by Freeport-McMoRan Sulphur LLC to Gulf Sulphur Services Ltd. The terms of the contract were not affected by the assignment.

Rail-Ferry Service

Commencing in 2001, we began a new service, through our subsidiary CG Railway, carrying loaded rail cars between the U.S. Gulf and Mexico. This new service uses our two Special Purpose vessels, which were modified to enable them to carry standard size railroad cars. Each vessel has a capacity of 60 standard size rail cars. With departures every four days from Coatzacoalcos, Mexico and Mobile, Alabama, respectively, it offers with each vessel a three-day transit between these ports and provides approximately 90 trips per year in each direction. In 2005, we intend to add a second deck to each vessel in order to essentially double their capacity. We expect the vessels to begin shipyard work in mid-2005 and fully return to service in the second half of 2005. In the fourth quarter of 2004, we announced our decision to relocate our Rail-Ferry Service's domestic operations from the port of Mobile to the port of New Orleans. As part of the incentive to relocate, the state of Louisiana and the City of New Orleans agreed to finance part of the terminal and infrastructure cost associated with the move. In return, we have agreed that our operations will remain at the port of New Orleans for a minimum of ten years.

Other

We lease a cargo transfer facility at the river port of Memphis, Tennessee, and several of our subsidiaries provide ship charter brokerage, agency, and other specialized services to our operating subsidiaries and, in the case of ship charter brokerage and agency services, to unaffiliated companies. The income produced by these services substantially covers the related overhead expenses. These services facilitate our operations by allowing us to avoid reliance on third parties to provide these essential shipping services. Also included in this segment is our over-the-road car transportation truck company.

Marketing

We maintain marketing staffs in New York and New Orleans, and a network of marketing agents in major cities around the world who market our liner, charter, and contract services. We market our transatlantic LASH Liner Service under the trade name "Forest Lines," and our U.S. flag LASH Liner Service between the U.S. Gulf and East Coast ports and ports in the Red Sea and Middle East under the Waterman house flag. We market our Rail-Ferry Service under the name "CG Railway." We advertise our services in trade publications in the United States and abroad.

Insurance

We maintain protection and indemnity ("P&I") insurance to cover liabilities arising out of our ownership and operation of vessels with the Standard Steamship Owners' Protection & Indemnity Association (Bermuda) Ltd., which is a mutual shipowners' insurance organization commonly referred to as a P&I club. The club is a participant in and subject to the rules of its respective international group of P&I associations. The premium terms and conditions of the P&I coverage provided to us are governed by the rules of the club.

We maintain hull and machinery insurance policies on each of our vessels in amounts related to the value of each vessel. This insurance coverage, which includes increased value, freight, and time charter hire, is maintained with a syndicate of hull underwriters from the U.S., British, and French insurance markets. We maintain war risk insurance on each of our vessels in an amount equal to each vessel's total insured hull value. War risk insurance is placed through U.S., British, and French insurance markets and covers physical damage to the vessels and P&I risks for which coverage would be excluded by reason of war exclusions under either the hull policies or the rules of the P&I club. Our war risk insurance also covers liability to third parties caused by war or terrorism and damages to our land-based assets caused by war, but does not cover damage to our land-based assets caused by terrorism.

The P&I insurance also covers our vessels against liabilities arising from the discharge of oil or hazardous substances in U.S., international, and foreign waters.

We also maintain loss of hire insurance with U.S., British, and French insurance markets to cover our loss of revenue in the event that a vessel is unable to operate for a certain period of time due to loss or damage arising from the perils covered by the hull and machinery policy and war risk policy.

Insurance coverage for shoreside property, shipboard consumables and inventory, spare parts, workers' compensation, office contents, and general liability risks is maintained with underwriters in U.S. and British markets.

Insurance premiums for the coverage described above vary from year to year depending upon our loss record and market conditions. In order to reduce premiums, we maintain certain deductible and co-insurance provisions that we believe are prudent and generally consistent with those maintained by other shipping companies (*See Note D – Self-Retention Insurance of the Notes to the Consolidated Financial Statements contained in this Form 10-K on page F-14*).

New Tax Legislation

Under previous United States tax law, U.S. companies like us and their domestic subsidiaries generally have been taxed on all income, including in our case income from shipping operations, whether derived in the United States or abroad. With respect to any foreign subsidiary in which we hold more than a 50 percent interest (referred to in the tax laws as a controlled foreign corporation, or "CFC"), we are treated as having received a current taxable distribution of our pro rata share of income derived from foreign shipping operations.

The American Jobs Creation Act of 2004 ("Jobs Creation Act"), which became effective for us on January 1, 2005, changed the United States tax treatment of our U.S. flag vessels in foreign operations and foreign flag shipping operations.

During December of 2004, we made an election under the Jobs Creation Act to have our U.S. flag operations (other than those of two ineligible vessels used exclusively in United States coastwise commerce) taxed under a new "tonnage tax" regime rather than under the usual U.S. corporate income tax regime. As a result of that election, going forward our gross income for United States income tax purposes with respect to our eligible U.S. flag vessels will not include (1) income from qualifying shipping activities in U.S. foreign trade (*i.e.*, transportation between the U.S. and foreign ports or between foreign ports), (2) income from cash, bank deposits and other temporary investments that are reasonably necessary to meet the working capital requirements of our qualifying shipping activities, and (3) income from cash or other intangible assets accumulated pursuant to a plan to purchase qualifying shipping assets.

Under the tonnage tax regime, our taxable income with respect to the operations of our eligible U.S. flag vessels will be based on a "daily notional taxable income," which will be taxed at the highest corporate income tax rate. The daily notional taxable income from the operation of a qualifying vessel will be 40 cents per 100 tons of the net tonnage of the vessel (up to 25,000 net tons), and 20 cents per 100 tons of the net tonnage of the vessel in excess of 25,000 net tons. The taxable income of each qualifying vessel will be the product of its daily notional taxable income and the number of days during the taxable year that the vessel operates in United States foreign trade.

Under the Jobs Creation Act, the taxable income from the shipping operations of our CFCs will generally no longer be subject to current United States income tax but will be deferred until repatriated. The year ended December 31, 2004 includes an addition to net income in the amount of $7.7 million reflecting a reduction in our net deferred tax provision brought about by the enactment of the Jobs Creation Act during the fourth quarter of 2004. Passage of this new tax act, and our election in December of 2004 for our qualified domestic operations to be taxed under the tonnage tax provision of the new law, rendered certain net deferred tax provisions booked in prior years unnecessary. Our effective tax rate and tax provisions will be materially lower in future years.

Regulation

Our operations between the United States and foreign countries are subject to the Shipping Act of 1984 (the "Shipping Act"), which is administered by the Federal Maritime Commission, and certain provisions of the Federal Water Pollution Control Act, the Oil Pollution Act of 1990, the Act to Prevent Pollution from Ships, and the Comprehensive Environmental Response Compensation and Liability Act, all of which are administered by the U.S. Coast Guard and other federal agencies, and certain other international, federal, state, and local laws and regulations, including international conventions and laws and regulations of the flag nations of our vessels. Pursuant to the requirements of the Shipping Act, we have on file with the Federal Maritime Commission tariffs reflecting the outbound and inbound rates currently charged by us to transport cargo between the United States and foreign countries as a common carrier in connection with our liner services. These tariffs are filed by us either individually or in connection with our participation as a member of rate or conference agreements, which are agreements that (upon becoming effective following filing with the Federal Maritime Commission) permit the members to agree concertedly upon rates and practices relating to the carriage of goods in U.S. and foreign ocean commerce. Tariffs filed by a company unilaterally or collectively under rate or conference agreements are subject to Federal Maritime Commission approval. Once a rate or conference agreement is filed, rates may be changed in response to market conditions on 30 days' notice, with respect to a rate increase, and one day's notice, with respect to a rate decrease. On October 16, 1998, the Ocean Shipping Reform Act of 1998 was enacted, and it amended the Shipping Act of 1984 to promote the growth and development of United States exports through certain reforms in the regulation of ocean transportation. This legislation, in part, repeals the requirement that a common carrier or conference file tariffs with the Federal Maritime Commission, replacing it with a requirement that tariffs be open to public inspection in an electronically available, automated tariff system. Furthermore, the legislation requires that only the essential terms of service contracts be published and made available to the public.

On October 8, 1996, Congress adopted the Maritime Security Act of 1996, which created the MSP and authorized the payment of $2.1 million per year per ship for 47 U.S. flag ships through fiscal year 2005. This program eliminates the trade route restrictions imposed by the previous federal program and provides flexibility to operate freely in the competitive market. On December 20, 1996, Waterman entered into four MSP contracts with MarAd, and Central Gulf entered into three MSP contracts with MarAd. By law, the MSP is subject to annual appropriations. In the event that sufficient appropriations are not made for the MSP by Congress in any fiscal year, the Maritime Security Act of 1996 permits MSP contractors, such as Waterman and Central Gulf, to re-flag their vessels under foreign registry expeditiously. In 2003, Congress authorized an extension of the MSP through 2015, increased the number of ships industry-wide eligible to participate in the program from 47 to 60, and increased MSP payments to companies in the program, all to be effective on October 1, 2005. Annual payments for each vessel in the new MSP program will be $2.6 million in years 2006 to 2008, $2.9 million in years 2009 to 2011, and $3.1 million in years 2012 to 2015. On October 15, 2004, Waterman and Central Gulf each filed applications to extend their MSP contracts for another 10 years through September 30, 2015, all seven of which were effectively grandfathered in the MSP reauthorization. Simultaneously, we offered additional ships for participation in the MSP. On January 12, 2005, MarAd awarded Central Gulf four MSP contracts and Waterman four MSP contracts, effective October 1, 2005, for a net increase of one MSP contract. We are currently exploring our options to fulfill the contract requirement.

Our Molten Sulphur Carrier was constructed with the aid of Title XI loan guarantees administered by MarAd, the receipt of which obligated us to comply with various dividend and other financial restrictions. In late 2004, we paid down all of our outstanding Title XI debt on this vessel and we are no longer bound by the dividend and financial restrictions of the Maritime Administration.

Under the Merchant Marine Act, U.S. flag vessels are subject to requisition or charter by the United States whenever the President declares that the national security requires such action. The owners of any such vessels must receive just compensation as provided in the Merchant Marine Act, but there is no assurance that lost profits, if any, will be fully recovered. In addition, during any extension period under each MSC charter or contract, the MSC has the right to terminate the charter or contract on 30 days' notice. However, terms of our RO/RO operating contract call for significant early termination penalties.

Certain laws governing our operations, as well as our molten sulphur transportation contract, require us to be as much as 75% owned by U.S. citizens. We monitor our stock ownership to verify our continuing compliance with these requirements and have never had more than 1% of our capital stock held of record by non-U.S. citizens (including corporations or other entities controlled by non-U.S. citizens). Our certificate of incorporation allows our board of directors to restrict the acquisition of our capital stock by non-U.S. citizens. Under our certificate of incorporation, our board of directors may, in the event of a transfer of our capital stock that would result in non-U.S. citizens owning more than 23% (the "permitted amount") of our total voting power, declare such transfer to be void and ineffective. In addition, our board of directors may, in its sole discretion, deny voting rights and withhold dividends with respect to any shares of our capital stock owned by non-U.S. citizens in excess of the permitted amount. Furthermore, our board of directors is entitled under our certificate of incorporation to redeem shares owned by non-U.S. citizens in excess of the permitted amount in order to reduce the ownership of our capital stock by non-U.S. citizens to the permitted amount.

We are required by various governmental and quasi-governmental agencies to obtain permits, licenses, and certificates with respect to our vessels. The kinds of permits, licenses, and certificates required depend upon such factors as the country of registry, the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew, the age of the vessel, and the status of the Company as owner or charterer. We believe that we have, or can readily obtain, all permits, licenses, and certificates necessary to permit our vessels to operate.

The International Maritime Organization ("IMO") amended the International Convention for the Safety of Life at Sea ("SOLAS"), to which the United States is a party, to require nations that are parties to SOLAS to implement the International Safety Management ("ISM") Code. The ISM Code requires that responsible companies, including owners and/or operators of vessels engaged on foreign voyages, develop and implement a safety management system to address safety and environmental protection in the management and operation of vessels. Companies and vessels to which the ISM Code applies are required to receive certification and documentation of compliance. Vessels operating without such certification and documentation in the U.S. and ports of other nations that are parties to SOLAS may be denied entry into ports, detained in ports or fined. We implemented a comprehensive safety management system and obtained timely IMO certification and documentation for our companies and all of our vessels. In addition, our ship management subsidiary, LMS Shipmanagement, Inc., is certified under the ISO 9002 Quality Standard.

More recently, in 2003, SOLAS was again amended to require parties to the convention to implement the International Ship and Port Facility Security ("ISPS") Code. The ISPS Code requires owners and operators of vessels engaged on foreign voyages to conduct vulnerability assessments and to develop and implement company and vessel security plans, as well as other measures, to protect vessels, ports and waterways from terrorist and criminal acts. In the U.S., these provisions were implemented through the Maritime Transportation Security Act of 2002 ("MTSA"). These provisions became effective on July 1, 2004. As with the ISM Code, companies and vessels to which the ISPS Code applies must be certificated and documented. Vessels operating without such certification and documentation in the U.S. and ports of other nations that are parties to SOLAS may be denied entry into ports, detained in ports or fined. Vessels subject to fines in the U.S. are liable in rem, which means vessels may be subject to arrest by the U.S. government. For U.S. flag vessels, company and vessel security plans must be reviewed and approved by the U.S. Coast Guard. We have conducted the required security assessments and submitted plans for review and approval as required, and we believe that we are in compliance in all material respects with all ISPS Code and MTSA security requirements.

The Coast Guard and Maritime Transportation Act of 2004, signed into law on August 9, 2004, amended the Oil Pollution Act of 1990 ("OPA") to require owners or operators of all non-tank vessels of 400 gross tons or greater to develop and submit plans for responding, to the maximum extent practicable, to worst case discharges and substantial threats of discharges of oil from these vessels. This statute extends to all types of vessels of 400 gross tons or greater the vessel response planning requirements of the OPA that had previously only applied to tank vessels. The statute requires plans to be submitted by August 9, 2005. We are awaiting regulations implementing this requirement, and expect to comply in all respects.

Also, under the OPA, vessel owners, operators and bareboat charterers are responsible parties that are jointly, severally and strictly liable for all response costs and other damages arising from oil spills from their vessels in waters subject to U.S. jurisdiction, with certain limited exceptions. Other damages include, but are not limited to, natural resource damages, real and personal property damages, and other economic damages such as net loss of taxes, royalties, rents, profits or earning capacity, and loss of subsistence use of natural resources. For non-tank vessels, the OPA limits the liability of responsible parties to the greater of $600 per gross ton or $500,000. The limits of liability do not apply if it is shown that the discharge was proximately caused by the gross negligence or willful misconduct of, or a violation of a federal safety, construction or operating regulation by, the responsible party, an agent of the responsible party or a person acting pursuant to a contractual relationship with the responsible party. Further, the limits do not apply if the responsible party fails or refuses to report the incident, or to cooperate and assist in oil spill removal activities. Additionally, the OPA specifically permits individual states to impose their own liability regimes with regard to oil discharges occurring within state waters, and some states have implemented such regimes.

Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") also applies to owners and operators of vessels, and contains a similar liability regime for cleanup and removal of hazardous substances and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million.

Under the OPA, vessels are required to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the highest limit of their potential liability under the act. Under Coast Guard regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. An owner or operator of more than one vessel must demonstrate financial responsibility for the entire fleet in an amount equal to the financial responsibility of the vessel having greatest maximum liability under the OPA and CERCLA. We insure each of our vessels with pollution liability insurance in the amounts required by law. A catastrophic spill could exceed the insurance coverage available, in which event our financial condition and results of operations could be adversely affected.

While the U.S. is not a party, for our vessels operating in foreign waters, many countries have ratified and follow the liability plan adopted by the IMO as set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 (the "1969 Convention") and the Convention for the Establishment of an International Fund for Oil Pollution of 1971. Under these conventions, the registered owner of a vessel is strictly liable for pollution damage caused in the territorial seas of a state party by the discharge of persistent oil, subject to certain complete defenses. Liability is limited to approximately $183 per gross registered ton (a unit of measurement of the total enclosed spaces in a vessel) or approximately $19.3 million, whichever is less. If a country is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage (the "1992 Protocol"), the maximum liability limit is $82.7 million. The limit of liability is tied to a unit of account that varies according to a basket of currencies. The right to limit liability is forfeited under the 1969 Convention when the discharge is caused by the owner's actual fault, and under the 1992 Protocol, when the spill is caused by the owner's intentional or reckless misconduct. Vessels operating in waters of states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions that are not parties to these conventions, various legislative schemes or common law govern. We believe that our pollution insurance policy covers the liability under the IMO regimes.

Competition

The shipping industry is intensely competitive and is influenced by events largely outside the control of shipping companies. Varying economic factors can cause wide swings in freight rates and sudden shifts in traffic patterns. Vessel redeployments and new vessel construction can lead to an overcapacity of vessels offering the same service or operating in the same market. Changes in the political or regulatory environment can also create competition that is not necessarily based on normal considerations of profit and loss. Our strategy is to reduce competitive pressures and the effects of cyclical market conditions by operating specialized vessels in niche market segments and deploying a substantial number of our vessels under medium- to long-term charters or contracts with creditworthy customers and on trade routes where we have established market share. We also seek to compete effectively in the traditional areas of price, reliability, and timeliness of service. Competition principally comes from numerous break bulk vessels and, occasionally, container ships.

Approximately 16% of our revenue is generated by contracts with the MSC and contracts to transport Public Law-480 U.S. government-sponsored cargo, a cargo preference program requiring that 75% of all foreign aid "Food for Peace" cargo must be transported on U.S. flag vessels, if they are available at reasonable rates. We compete with all U.S. flag companies, including P&O Nedlloyd, APL Limited, and Maersk Sealand Service, Inc. for the MSC work and the Public Law-480 cargo. Additionally, our principal foreign competitors include Indotrans (Swire), Star Shipping AS, and the Shipping Corporation of India.

Our LASH Liner Services face competition from foreign flag liner operators and, to a lesser degree, from U.S. flag liner operators. In addition, during periods in which we participate in conference agreements or rate agreements, competition includes other participants with whom we may agree to charge the same rates and non-participants charging lower rates.

Because our LASH barges are used primarily to transport large unit size items, such as forest products and steel that cannot be transported as efficiently in container ships, our LASH fleet often has a competitive advantage over these vessels for this type of cargo. In addition, we believe that the ability of our LASH system to operate in shallow harbors and river systems and our specialized knowledge of these harbors and river systems give us a competitive advantage over operators of container ships and break bulk vessels that are too large to operate in these areas.

Our PCTCs operate worldwide in markets where foreign flag vessels with foreign crews predominate. We believe that our U.S. flag PCTCs can continue to compete effectively if we continue to receive the cooperation of our seamen's unions in controlling costs and if we continue to participate in the Maritime Security Program.

Risk Factors

We are highly leveraged. We are highly leveraged and devote a substantial portion of our operating income to debt service. To date, we have been able to generate sufficient cash from operations, including planned sales of assets and sale leaseback transactions, to meet annual interest and principal payments on our indebtedness. However, following the completion in January of 2005 of our convertible exchangeable preferred stock offering, our combined debt service and preferred stock dividend requirements will be greater than they have been in the past, and our ability to satisfy our debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. If our cash flow and capital resources are insufficient to fund our debt service and preferred stock dividend obligations, we may be forced to reduce or delay capital expenditures, sell assets, obtain additional equity capital or restructure our debt. There can be no assurance that we will be able to generate sufficient operating cash flows to service our debt and meet our preferred stock dividend requirements.

Subject to compliance with various financial and other covenants imposed by the agreements governing our existing indebtedness and that of our subsidiaries, we may incur additional indebtedness from time to time, thus increasing our leverage. We have met the minimum working capital and net worth requirements of our debt agreements during the period covered by the agreements, once amended effective June of 2001 and March of 2002. In order to purchase two Container vessels prior to December 31, 2004, we drew $20 million on our credit facility in late 2004 and repaid that amount early in January of 2005 with a portion of the proceeds from the sale of our convertible exchangeable preferred stock. Having these draws outstanding on our credit facility as of December 31, 2004, caused us to be in "non-compliance" with our leverage ratio as stated in the agreements at December 31, 2004. However, prior to December 31, 2004, we obtained waivers from our lenders with respect to this matter of "non-compliance" with the leverage requirements. We had originally anticipated closing our preferred stock offering prior to December 31, 2004. If the closing had occurred prior to December 31, we would have met all financial and other covenants, including the leverage requirements. We are currently in compliance again with all our restrictive covenants and believe we will continue to meet these requirements throughout 2005, although we can give no assurance to that effect.

The degree to which we are leveraged could have important adverse consequences. Among other things, high leverage may: (i) impair our ability to obtain additional financing for working capital, capital expenditures, vessel and other acquisitions, and general corporate purposes; (ii) require us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest; (iii) limit the funds available to meet our preferred stock dividend requirements; (iv) place us at a competitive disadvantage to less highly-leveraged competitors; and (v) make us more vulnerable to economic downturns and limit our ability to withstand competitive pressures.

A default under one of our debt agreements may result in a default under one or more of our other debt agreements. Our debt obligations are represented by separate agreements with different lenders. A default under any agreement can result in the acceleration of principal and interest, and in some cases penalties, under that agreement. In some cases, a default under one agreement may create an event of default under other agreements, resulting in the acceleration of principal, interest and penalties under such other agreements even though we are otherwise in compliance with all payment and other obligations under those agreements. Thus, an event of default under a single agreement, including one that is technical in nature or otherwise not material, may create an event of default under multiple lending agreements, which could result in the acceleration of significant indebtedness under multiple agreements that we may not be able to pay or refinance at that time.

The agreements governing certain of our debt instruments impose restrictions on our business. The agreements governing certain of our debt instruments contain a number of covenants imposing restrictions on our business. The restrictions these covenants place on us include limitations on our ability to: (i) redeem and pay dividends on our capital stock; (ii) make investments; (iii) engage in transactions with affiliates; and (iv) create or permit to exist liens on our assets. These agreements also require us to meet a number of financial ratios. As a result of these covenants, our ability to respond to changes in business and economic conditions and to secure additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that otherwise might be considered beneficial to the Company.

In addition, the breach of any of these covenants could result in a default under several other of these agreements. Upon the occurrence of an event of default under any such agreement, the lenders could elect to declare all amounts outstanding to be immediately due and payable. If we were unable to repay those amounts, such lenders could proceed against the collateral securing that indebtedness. If amounts outstanding under such agreements were to be accelerated, there can be no assurance that our assets would be sufficient to generate sufficient cash flow to repay the accelerated indebtedness.

Our business and operations are highly-regulated. Our business is materially affected by government regulation in the form of international conventions, national, state and local laws and regulations, and laws and regulations of the flag nations of our vessels, including laws relating to the discharge of materials into the environment. Because such conventions, laws and regulations are often revised, we are unable to predict the ultimate costs of compliance. In addition, we are required by various governmental and quasi-governmental agencies to obtain and maintain certain permits, licenses and certificates with respect to our operations. In certain instances, the failure to obtain or maintain such permits, licenses or certificates could have a material adverse effect on our business. In the event of war or national emergency, our U.S. flag vessels are subject to requisition by the United States without any guarantee of compensation for lost profits, although the United States government has traditionally paid fair compensation in such circumstances.

If sufficient appropriations under the Maritime Security Act of 1996 are not made in any fiscal year, we may not continue to receive annual payments with respect to certain of our vessels. The Maritime Security Act of 1996, which provides for a program for certain U.S. flag vessels, was signed into law in October of 1996. Under this program, each participating vessel is eligible to receive an annual payment of $2.1 million through the government's fiscal year 2005. In 2003, Congress authorized an extension of the program through 2015, increased the number of ships eligible industry-wide to participate in the program from 47 to 60, and increased payments to companies in the program, all to be effective on October 1, 2005. Annual payments for each vessel in the MSP are $2.6 million in years 2006 to 2008, $2.9 million in years 2009 to 2011, and $3.1 million in years 2012 to 2015.

As of December 31, 2004, seven of our vessels operated under MSP contracts, the terms of which were extended in October of 2004 through September 30, 2015. On January 12, 2005, we were awarded one additional MSP contract, effective October 1, 2005, for a total of eight MSP contracts. We are currently exploring our options to fulfill the contract requirement. Payments under this program are subject to annual appropriation by Congress and are not guaranteed. Congress may not make sufficient appropriations under the program in one or more fiscal years and, as a result, we can provide no assurance as to our continued receipt, in full or in part, of the annual payments.

An increase in the supply of vessels without a corresponding increase in demand for vessels could cause our charter and cargo rates to decline, which could have a material adverse effect on our revenues and earnings. Historically, the shipping industry has been cyclical. The profitability and asset values of companies in the industry have fluctuated in part because of changes in the supply and demand of vessels. The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels. If the number of new vessels delivered exceeds the number of vessels being scrapped, vessel capacity will increase. If the supply of vessels increases and the demand for vessels does not, the charter and cargo rates for our vessels could decline significantly. A decline in our charter and cargo rates could have a material adverse effect on our revenues and earnings.

The revenues of our liner services segment are subject to seasonal and cyclical variations, which may cause material fluctuations in our reported earnings. The demand for certain cargoes carried in our Liner Services, such as agricultural products, steel and forest products, and the corresponding demand for Liner Services to ship these cargoes, has historically exhibited seasonal and cyclical variations. As a result, the revenues of our Liner Services segment are subject to seasonal and cyclical variations, which may cause material fluctuations in our revenues and earnings on a quarterly or annual basis, or both.

We are dependent on government charters and contracts. We have various charters or contracts with agencies of the United States government. Companies engaged in government contracting are subject to certain unique business risks, including dependence on congressional appropriations and administrative allotment of funds, and changing policies and regulations. Because government contracts are usually awarded for relatively short periods of time and are subject to renewal options in favor of the government, the stability and continuity of this type of business depends on the periodic exercise by the government of contract renewal options. Further, government contracting laws provide that the United States government is to do business only with responsible contractors. In this regard, federal agencies have the authority under certain circumstances to suspend or debar a contractor from further government contracting for periods of time in order to protect the government's interest. While we have never been suspended or debarred from government contracting, nor have we ever been the subject of any proceeding for such a purpose, there can be no assurance that we will not be suspended or debarred, or subject to such proceeding, in the future.

Our Rail-Ferry Service has been unprofitable to date, and we can give no assurance as to its future profitability. Our Rail-Ferry Service began operating in February of 2001. The introduction of this service in a competitive market contributed $7.5 million to our net loss in fiscal year 2001, and had losses of $3.7 million, $2.9 million and $4.3 million in fiscal years 2002, 2003 and 2004, respectively.

We intend to add a second cargo deck to each of the two vessels operating in this service in order to essentially double their capacity and improve our operating margin. We expect the vessels to begin shipyard work in mid-2005 and fully return to service in the second half of 2005. We believe that these additions will significantly reduce our cost per unit of cargo carried, but that will occur only if we are able to book substantially all of the additional capacity, and we can give no assurance at this time that we will be successful in doing so.

We are subject to the risk of continuing high prices, and increasing prices, of the fuel we consume in our Liner and Rail-Ferry operations. We are exposed to commodity price risks with respect to fuel consumption in our Liner and Rail-Ferry operations, and we can give no assurance that we will be able to offset higher fuel costs due to the competitive nature of these operations. Moreover, while we entered into hedging arrangements with respect to a portion of our 2003 fuel requirements and a small portion of our 2004 fuel requirements for our Liner and Rail-Ferry segments to reduce our exposure to increases in fuel prices, we currently have no hedging arrangements in place with respect to our estimated 2005 fuel requirements. We currently have fuel surcharges in place, however, a material increase in current fuel prices that we cannot recover through these fuel cost surcharges could adversely affect our results of operations and financial condition. For an analysis of the effect of our operating costs and earnings per share of an increase in fuel prices, see *Item 7a. Quantitative and Qualitative Disclosures About Market Risk on page 25.*

We operate in a highly competitive industry. The shipping industry is intensely competitive and can be influenced by economic and political events that are outside the control of shipping companies. There can be no assurance that we will be able to renew expiring charters on economically attractive terms, maintain attractive freight rates, pass cost increases through to our customers or otherwise successfully compete against our competitors.

We are subject to the control of our principal stockholders. Four of our directors, Niels W. Johnsen, Erik F. Johnsen, Niels M. Johnsen and Erik L. Johnsen, and their family members and affiliated entities, beneficially owned an aggregate of 38.34% (which includes currently exercisable options to acquire 400,000 shares) of the common stock of the Company as of December 31, 2004. As a result, the Johnsen family has the power to determine many of our policies, the election of our directors and officers, and the outcome of various corporate actions requiring shareholder approval.

Operating hazards may increase our operating costs; our insurance coverage is limited. Our vessels are subject to operating risks such as: (i) catastrophic marine disaster; (ii) adverse weather conditions; (iii) mechanical failure; (iv) collisions; (v) hazardous substance spills; (vi) war, terrorism and piracy; and (vii) navigation and other human errors. The occurrence of any of these events may result in damage to or loss of our vessels and our vessels' cargo or other property, and in injury to personnel. Such occurrences may also result in a significant increase in our operating costs or liability to third parties. In addition, such occurrences may result in our company being held strictly liable for pollution damages under the Oil Pollution Act of 1990, the Comprehensive Environmental Response Compensation and Liability Act or one of the international conventions to which our vessels operating in foreign waters may be subject.

We maintain insurance coverage against certain of these risks, which our management considers to be customary in the industry. We cannot assure you, however, that we will be able to renew our existing insurance coverage at commercially reasonable rates or that such coverage will be adequate to cover future claims that may arise. In addition, the terrorist attacks that occurred in the U.S. on September 11, 2001, as well as the potential for future attacks, compliance with recently enacted maritime security laws and other factors, have caused significant increases in the cost of our war risk insurance coverage, which covers damages to our vessels and liability to third parties arising from acts of terrorism.

We are subject to risks associated with operating internationally. Our international shipping operations are subject to risks inherent in doing business in countries other than the United States. These risks include, among others: (i) economic, political and social instability; (ii) potential vessel seizure, expropriation of assets and other governmental actions, which are not covered by our insurance; (iii) currency restrictions and exchange rate fluctuations; (iv) potential submission to the jurisdiction of a foreign court or arbitration panel; and (v) import and export quotas, the imposition of increased environmental and safety regulations and other forms of public and governmental regulation. Many of these risks are beyond our control, and we cannot predict the nature or the likelihood of any such events. However, if such an event should occur, it could have a material adverse effect on our financial condition and results of operations.

Our vessels could be seized by maritime claimants, which could result in a significant loss of earnings and cash flow for the related off-hire period. Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts or claims for damages. In many jurisdictions, a maritime lienholder may enforce its lien by either arresting or attaching a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings and cash flow for the related off-hire period.

In addition, international vessel arrest conventions and certain national jurisdictions allow so-called "sister ship" arrests, that allow the arrest of vessels that are within the same legal ownership as the vessel which is subject to the claim or lien. Certain jurisdictions go further, permitting not only the arrest of vessels within the same legal ownership, but also any "associated" vessel. In nations with these laws, an "association" may be recognized when two vessels are owned by companies controlled by the same party. Consequently, a claim may be asserted against us, any of our subsidiaries or our vessels for the liability of one or more of the other vessels we own.

A substantial number of our employees are unionized; in the event of a strike or other work stoppage our business and operations may be adversely affected. As of December 31, 2004, all of our shipboard personnel and certain of our shoreside personnel were covered by collective bargaining agreements. While we have experienced no strikes, work stoppages or other significant labor problems during the last ten years, we cannot assure you that such events will not occur in the future. In the event we experience one or more strikes, work stoppages or other labor problems, our business and operations and, in turn, our results of operations, may be materially and adversely affected.

We may not be able to renew our time charters and contracts when they expire. There can be no assurance that any of our existing time or bareboat charters or contracts of affreightment will be renewed or, if renewed, that they will be renewed at favorable rates. If upon expiration of our existing charters and contracts, we are unable to obtain new charters or contracts at rates comparable to those received under the expired charters or contracts, our revenues and earnings may be adversely affected.

Older vessels have higher operating costs and are less desirable to charterers. The average age of the vessels in our fleet is approximately 15.4 years. In general, capital expenditures and other costs necessary for maintaining a vessel in good operating condition increase as the age of the vessel increases. Accordingly, it is likely that the operating costs of our older vessels will increase. In addition, changes in governmental regulations and compliance with classification society standards may require us to make expenditures for new equipment. In order to add such equipment, we may be required to take our vessels out of service, thereby reducing our revenues. Moreover, customers generally prefer modern vessels over older vessels, which places the older vessels at a competitive disadvantage, especially in weak markets. There can be no assurance that market conditions will justify the expenditures necessary to maintain our older vessels in good operating condition or enable us to operate our older vessels profitably during the remainder of their estimated useful lives.

We face periodic drydocking costs for our vessels, which can be substantial. Vessels must be drydocked periodically. The cost of repairs and renewals required at each drydock are difficult to predict with certainty and can be substantial and our insurance does not cover these costs.

Employees

As of December 31, 2004, we employed approximately 427 shipboard personnel and 167 shoreside personnel. We consider relations with our employees to be excellent.

All of our shipboard personnel and certain of our shoreside personnel are covered by collective bargaining agreements. Some of these agreements relate to particular vessels and have terms corresponding with the terms of their respective vessel's charter, including agreements relating to two of our vessels that are up for renewal in mid-2005. Moreover, the collective bargaining agreements covering seven of our vessels operated under MSP contracts will be subject to renegotiation in the second half of 2005. In addition, Central Gulf, Waterman, and other U.S. shipping companies are subject to collective bargaining agreements for shipboard personnel in which the shipping companies servicing U.S. Gulf and East Coast ports also must make contributions to pension plans for dockside workers. We have experienced no strikes or other significant labor problems during the last ten years.

Available Information

Our internet address is www.intship.com. We make available free of charge through our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information found on our website is not part of this or any other report.

ITEM 2. PROPERTIES

Vessels and Barges

Of the 35 ocean-going vessels in our fleet at December 31, 2004, 13 were 100% owned by us, nine were 26.1% owned by us, two were 50% owned by us, six were leased by us, and five were operated by us under operating contracts. Of the 917 LASH barges we own, 855 are operated in conjunction with our LASH vessels. The remaining 62 LASH barges are not required for current vessel operations. All of our LASH barges are registered under the U.S. flag. Also included in our fleet are 32 over-the-road haul-away car carrying trucks.

All of the vessels owned, operated, or leased by us are in good condition except for the 62 LASH barges not required for current vessel operations. Under governmental regulations, insurance policies, and certain of our financing agreements and charters, we are required to maintain our vessels in accordance with standards of seaworthiness, safety, and health prescribed by governmental regulations or promulgated by certain vessel classification societies. We have implemented the quality and safety management program mandated by the IMO and have obtained certification of all vessels currently required to have a Safety Management Certificate. Vessels in the fleet are maintained in accordance with governmental regulations and the highest classification standards of the American Bureau of Shipping, Det Norske Veritas, or Lloyd's Register classification societies.

Certain of the vessels and barges owned by our subsidiaries are mortgaged to various lenders to secure such subsidiaries' long-term debt (*See Note C - Long-Term Debt of the Notes to the Consolidated Financial Statements contained in this Form 10-K on page F-13*).

Other Properties

We lease our corporate headquarters in New Orleans, our administrative and sales office in New York, and office space in Nashville and Shanghai. Additionally, we lease a totally enclosed multi-modal cargo transfer terminal in Memphis, Tennessee, under a lease that expires in May of 2008. In 2004, the aggregate annual rental payments under these operating leases totaled approximately $1.4 million.

We own a facility in Jefferson Parish, Louisiana that is used primarily for the maintenance and repair of barges.

ITEM 3. LEGAL PROCEEDINGS

We have been named as a defendant in numerous lawsuits claiming damages related to occupational diseases, primarily related to asbestos and hearing loss. We believe that most of these claims are without merit, and that insurance and the indemnification of a previous owner of one of our subsidiaries mitigate our exposure.

In the normal course of our operations, we become involved in various litigation matters including, among other things, claims by third parties for alleged property damages, personal injuries and other matters. While the outcome of such claims cannot be predicted with certainty, we believe that our insurance coverage and reserves with respect to such claims are adequate and that such claims should not have a material adverse effect on our business or financial condition (*See Note H – Commitments and Contingencies of the Notes to the Company's Consolidated Financial Statements contained in this Form 10-K on page F-19*).

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 4a. EXECUTIVE OFFICERS AND DIRECTORS OF THE REGISTRANT

Set forth below is information concerning the directors and executive officers of the Company. Directors are elected by the shareholders for one-year terms. Executive officers serve at the pleasure of the Board of Directors.

Name	Current Position
Erik F. Johnsen	Chairman and Chief Executive Officer
Niels M. Johnsen	President and Director
Erik L. Johnsen	Executive Vice President and Director
Gary L. Ferguson	Vice President and Chief Financial Officer
Niels W. Johnsen	Director
Harold S. Grehan, Jr.	Director
Raymond V. O'Brien, Jr.	Director
Edwin Lupberger	Director
Edward K. Trowbridge	Director
H. Merritt Lane, III	Director

Erik F. Johnsen, 79, is the Chairman and Chief Executive Officer of the Company. He served as the President, Chief Operating Officer, and Director of the Company since its commencement of operations in 1979 until April of 2003 when he assumed his current position. Until April of 1997, Mr. Johnsen also served as the President and Chief Operating Officer of each of the Company's principal subsidiaries, except Waterman, for which he served as Chairman of the Executive Committee. Along with his brother, Niels W. Johnsen, he was one of the founders of Central Gulf in 1947 and served as its President from 1966 until April of 1997.

Niels M. Johnsen, 59, is President of the Company. Mr. Johnsen has served as a Director of the Company since April of 1988. He joined Central Gulf on a full time basis in 1970 and held various positions with the Company before being named President in April of 2003. He has also served as chairman of each of the Company's principal subsidiaries, except Waterman, since April of 1997. He is also President of Waterman and N. W. Johnsen & Co., Inc., subsidiaries of the Company engaged in LASH liner service and ship and cargo charter brokerage, respectively. In 2002, he became a trustee and director of Atlantic Mutual Companies. He is the son of Niels W. Johnsen.

Erik L. Johnsen, 47, is Executive Vice President of the Company. He joined Central Gulf in 1979 and held various positions with the Company before being named Executive Vice President in April of 1997. He has served as a Director of the Company since 1994. He has also served as the President of each of the Company's principal subsidiaries, except Waterman, since April of 1997, and as Executive Vice President of Waterman since September of 1989. He is responsible for all operations of the Company's vessel fleet and leads the Company's Ship Management Group. He is the son of Erik F. Johnsen.

Gary L. Ferguson, 64, is Vice President and Chief Financial Officer of the Company. He joined Central Gulf in 1968 where he held various positions with the Company prior to being named Controller in 1977, and Vice President and Chief Financial Officer in 1989.

Niels W. Johnsen, 82, is a Director of the Company. He served as the Chairman and Chief Executive Officer of the Company from its commencement of operations in 1979 until April of 2003 and served as Chairman and Chief Executive Officer of each of the Company's principal subsidiaries until April of 1997. He previously served as Chairman of Trans Union's ocean shipping group of companies from December of 1971 through May of 1979. He was one of the founders of Central Gulf in 1947 and held various positions with Central Gulf until Trans Union acquired Central Gulf in 1971. He is also a former director of Reserve Fund, Inc., a money market fund and a former trustee of Atlantic Mutual Companies, an insurance company. He is the brother of Erik F. Johnsen.

Harold S. Grehan, Jr., 77, is a Director of the Company. He joined Central Gulf in 1958 and became Vice President in 1959, Senior Vice President in 1973 and Executive Vice President and Director in 1979. Mr. Grehan retired from the Company at the end of 1997, and continued to serve as a Director since that time.

Raymond V. O'Brien, Jr., 77, has served as a Director of the Company since 1979 and in early 2003 was named Chairman of the Compensation Committee of the Board of Directors. He is a former director of Emigrant Savings Bank. He served as Chairman of the Board and Chief Executive Officer of the Emigrant Savings Bank from January of 1978 through December of 1992.

Edwin Lupberger, 68, has served as a Director of the Company since April of 1988 and in early 2003 was named Chairman of the Audit Committee of the Board of Directors. He is the President of Nesher Investments, LLC. Mr. Lupberger served as the Chairman of the Board and Chief Executive Officer of Entergy Corporation from 1985 to 1998.

Edward K. Trowbridge, 76, has served as a Director of the Company since April of 1994 and in early 2003 was named Chairman of the Nominating and Governance Committee of the Board of Directors. He served as Chairman of the Board and Chief Executive Officer of the Atlantic Mutual Companies from July of 1988 through November of 1993.

H. Merritt Lane, III, 43, has served as a Director of the Company since March of 2004. He has served as President and Chief Executive Officer of Canal Barge Company, Inc. since January of 1994 and as director of that company since 1988.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

COMMON STOCK PRICES AND DIVIDENDS FOR EACH QUARTERLY PERIOD OF 2003 AND 2004

(Source: New York Stock Exchange)

2003	High	Low	Dividends Paid
1st Quarter	6.70	5.80	N/A
2nd Quarter	10.91	6.75	N/A
3rd Quarter	12.95	9.70	N/A
4th Quarter	15.37	9.25	N/A

2004	High	Low	Dividends Paid
1st Quarter	15.59	13.60	N/A
2nd Quarter	17.10	14.10	N/A
3rd Quarter	16.90	13.40	N/A
4th Quarter	16.40	13.01	N/A

Approximate Number of Common Stockholders of Record at February 25, 2005: 526

In accordance with New York Stock Exchange rules, Erik F. Johnsen, our Chief Executive Officer, has certified to the NYSE that, as of April 30, 2004, he was not aware of any violation by us of the NYSE's corporate governance listing standards. The certification is to be submitted to the NYSE each year no later than 30 days after our annual shareholders meeting.

The Chief Executive Officer and Chief Financial Officer certifications required for 2003 by Section 302 of the Sarbanes-Oxley Act of 2002 were included as exhibits to our 2003 Form 10-K.

ITEM 6. SELECTED FINANCIAL DATA

The information called for by Item 6 is included in the 2004 Annual Report to Shareholders in the section entitled "Summary of Selected Consolidated Financial Data."

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made by us or on our behalf in this Form 10-K or elsewhere that are not based on historical facts are intended to be forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and as such may involve known and unknown risks, uncertainties, and other factors that may cause our actual results to be materially different from the anticipated future results expressed or implied by such forward-looking statements.

Such statements include, without limitation, statements regarding (1) estimated fair values of capital assets, the recoverability of the cost of those assets, the estimated future cash flows attributable to those assets, and the appropriate discounts to be applied in determining the net present values of those estimated cash flows; (2) estimated scrap values of assets held for disposal; (3) estimated fair values of financial instruments, such as interest rate and commodity swap agreements; (4) estimated losses (including independent actuarial estimates) under self-insurance arrangements, as well as estimated losses on certain contracts, trade routes, lines of business or asset dispositions; (5) estimated losses attributable to asbestos claims; (6) estimated obligations, and the timing thereof, to the U.S. Customs Service relating to foreign repair work; (7) the adequacy of our capital resources and the availability of additional capital resources on commercially acceptable terms; (8) our ability to remain in compliance with our debt covenants; (9) anticipated trends in government sponsored cargoes; (10) our ability to maintain or increase our government subsidies; (11) the anticipated improvement in the results of our Rail-Ferry Service; (12) the estimated effect on our results of operations of the American Jobs Creation Act of 2004; and (13) assumptions underlying any of the foregoing. Forward-looking statements may include the words "may," "will," "estimate," "intend," "continue," "believe," "expect," "plan" or "anticipate" and other similar words.

Although we believe that the expectations expressed in our forward-looking statements are reasonable, actual results could differ from those projected or assumed in our forward-looking statements, and those variations could be material. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties. Important factors that could cause our actual results to differ materially from our expectations may include, without limitation, our ability to (i) identify customers with marine transportation needs requiring specialized vessels or operating techniques; (ii) secure financing on satisfactory terms to acquire, modify, or construct vessels if such financing is necessary to service the potential needs of current or future customers; (iii) obtain new contracts or renew existing contracts which would employ certain of our vessels or other assets upon the expiration of contracts currently in place, on favorable economic terms; (iv) manage the amount and rate of growth of our general and administrative expenses and costs associated with operating certain of our vessels; (v) and manage our growth in terms of implementing internal controls and information systems and hiring or retaining key personnel, among other things.

Other factors include (vi) changes in cargo, charterhire, fuel, and vessel utilization rates which could increase or decrease our gross voyage profit from our Liner Services; (vii) the rate at which competitors add or scrap vessels in the markets in which we operate; (viii) changes in interest rates which could increase or decrease the amount of interest we incur on borrowings with variable rates of interest, and the availability and cost of capital to us; (ix) the impact on our financial statements of nonrecurring accounting charges that may result from our ongoing evaluation of business strategies, asset valuations, and organizational structures; (x) changes in accounting policies and practices adopted voluntarily or as required by accounting principles generally accepted in the United States; (xi) changes in laws and regulations such as those related to government assistance programs and tax rates; (xii) the frequency and severity of claims against us, and unanticipated outcomes of current or possible future legal proceedings; (xiii) unplanned maintenance and out-of-service days on our vessels; (xiv) the ability of customers to fulfill obligations with us; (xv) the performance of unconsolidated subsidiaries; (xvi) our ability to effectively handle our substantial leverage by servicing and meeting the covenant requirements in each of our debt instruments, thereby avoiding any defaults under those instruments and avoiding cross defaults under others; and (xvii) other economic, competitive, governmental, and technological factors which may affect our operations.

We caution readers that we assume no obligation to update or publicly release any revisions to forward-looking statements made in this report or elsewhere by us or on our behalf.

CRITICAL ACCOUNTING POLICIES

Set forth below is a discussion of the accounting policies and related estimates that we believe are the most critical to understanding our consolidated financial statements, financial condition, and results of operations and which require complex management judgments, uncertainties and/or estimates. Information regarding our other accounting policies is included in the Notes to Consolidated Financial Statements.

Voyage Revenue and Expense Recognition

Revenues and expenses relating to our Liner and Rail-Ferry segments' voyages are recorded over the duration of the voyage. Revenues and expenses relating to our other segments' voyages, which require no estimates or assumptions, are recorded when earned or incurred during the reporting period. On our Liner Services, the voyage revenues are known at the beginning of the vessel's voyage and are reported through the date of the financial statements based on the relative transit time, which is the time between the vessel's loading port to the vessel's discharge port. Variances from initial revenue estimates are generally not material. Voyage expenditures are estimated at the beginning of the vessel's voyage based on historical cost standards and current estimates received from our vendors and port agents. Provisions for loss voyages are recorded when contracts for the voyages are fixed and when losses become apparent for voyages in progress. During the course of the vessel's voyage, typically 30 to 60 days, actual costs replace the original estimates and become part of the historical cost standards. Because of our on-going voyage review process, all variances from our original revenue and expense estimates are reported timely and generally are not material or recurring.

Depreciation

Provisions for depreciation are computed on the straight-line method based on estimated useful lives of our depreciable assets. Various methods are used to estimate the useful lives and salvage values of our depreciable assets and due to the capital intensive nature of our business and our large base of depreciable assets, changes in such estimates could have a material effect on our results of operations.

Drydocking Costs

We defer certain costs related to the drydocking of our vessels. Deferred drydocking costs are capitalized as incurred and amortized on a straight-line basis over the period between drydockings (generally two to five years). Because drydocking charges can be material in any one period, we believe that the acceptable deferred method provides a better matching for the amortization of those costs over future revenue periods benefiting from the drydocking of our vessel.

Income Taxes

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Provisions for income taxes include deferred income taxes that are provided on items of income and expense, which affect taxable income in one period and financial income in another. Certain foreign operations are not subject to income taxation under pertinent provisions of the laws of the country of incorporation or operation. In December of 2004, we made an election under the Jobs Creation Act to have our U.S. flag operations (other than those of two ineligible vessels used exclusively in United States coastwise commerce) taxed under a new "tonnage tax" regime rather than under the usual U.S. corporate income tax regime effective January 1, 2005. Under the Jobs Creation Act, the taxable income from the shipping operations of our CFCs will generally no longer be subject to current United States income tax but will be deferred until repatriated. As a result, our effective tax rate and tax provisions will be materially lower in future years.

Self-Retention Insurance

We maintain provisions for estimated losses under our self-retention insurance based on estimates of the eventual claims settlement costs. Our policy is to establish self-insurance provisions for each policy year based on independent actuarial estimates, and to maintain the provisions at those levels for the estimated run-off period, approximately two years from the inception of that period. We believe most claims will be reported, or estimates for existing claims will be revised, within this two-year period. Subsequent to this two-year period, self-insurance provisions are adjusted to reflect our current estimate of loss exposure for the policy year. Our estimates are determined based on various factors, such as (1) severity of the injury (for personal injuries) and estimated potential liability based on past judgments and settlements, (2) advice from legal counsel based on its assessment of the facts of the case and its experience in other cases, (3) probability of pre-trial settlement which would mitigate legal costs, (4) historical experience on claims for each specific type of cargo (for cargo damage claims), and (5) whether our seamen are employed in permanent positions or temporary revolving positions. It is reasonably possible that changes in our estimated exposure may occur from time to time. However, if during this two-year period our estimate of loss exposure exceeds the actuarial estimate, then additional loss provisions are recorded to increase the self-insurance provisions to our estimate of the eventual claims' settlement cost. The measurement of our exposure for self-insurance liability requires management to make estimates and assumptions that affect the amount of loss provisions recorded during the reporting period. Actual results could differ materially from those estimates.

Asbestos Claims

We maintain provisions for estimated losses for asbestos claims based on estimates of eventual claims settlement costs. Our policy is to establish provisions based on a range of estimated exposure. We estimate this potential range of exposure using input from legal counsel and internal estimates based on the individual deductible levels for each policy year. We are also indemnified for certain of these claims by the previous owner of one of our wholly-owned subsidiaries. The measurement of our exposure for asbestos liability requires management to make estimates and assumptions that affect the amount of the loss provisions recorded during the period. Our estimates and assumptions are formed from variables such as the maximum deductible levels in a claim year, the amount of the indemnification recovery and the claimant's employment history with the company. Actual results could differ from those estimates.

Pension and Postretirement Benefits

Our pension and postretirement benefit costs are calculated using various actuarial assumptions and methodologies as prescribed by SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." These assumptions include discount rates, health care cost trend rates, inflation, rate of compensation increases, expected return on plan assets, mortality rates, and other factors. We believe that the assumptions utilized in recording the obligations under our plans are reasonable based on input from our outside actuary and information as to historical experience and performance. Differences in actual experience or changes in assumptions may affect our pension and postretirement obligations and future expense.

RESULTS OF OPERATIONS

Our vessels are operated under a variety of charters and contracts. The nature of these arrangements is such that, without a material variation in gross voyage profits (total revenues less voyage expenses and vessel and barge depreciation), the revenues and expenses attributable to a vessel deployed under one type of charter or contract can differ substantially from those attributable to the same vessel if deployed under a different type of charter or contract. Accordingly, depending on the mix of charters or contracts in place during a particular accounting period, our revenues and expenses can fluctuate substantially from one period to another even though the number of vessels deployed, the number of voyages completed, the amount of cargo carried, and the gross voyage profit derived from the vessels remain relatively constant. As a result, fluctuations in voyage revenues and expenses are not necessarily indicative of trends in profitability, and our management believes that gross voyage profit is a more appropriate measure of operating performance than revenues. Accordingly, the discussion below addresses variations in gross voyage profits rather than variations in revenues.

Executive Summary

The Company's results for the twelve months ended December 31, 2004 showed net income of $12.8 million compared to net income of $5.5 million for the same period of 2003. Included in the 2004 results is an addition to net income of $7.7 million resulting from the enactment, in the fourth quarter, of the Jobs Creation Act. The Company elected, under the Jobs Creation Act, for its qualified domestic operations to be treated under a notional tax (*see Item 1. Business - New Tax Legislation on page 7 for further explanation*), which rendered certain net preferred tax provisions booked in prior years unnecessary.

In 2004 and the fourth quarter, in particular, was eventful for the Company. In October, the Company's seven vessels participating in the MSP were extended in the program through September 2015. Additionally, we learned in January of 2005 that we were awarded an eighth MSP contract effective in October of 2005. We are currently exploring our options to fulfill the contract requirement. As a result of actions taken by the bankruptcy courts in November of 2004, our U.S. flag Coal Carrier's contract was assumed by Virginia Power Energy Marketing, Inc., a subsidiary of Dominion Resources, Inc., from our previous charterer, USGen New England, Inc. ("USGenNE"). The original terms of the contract were maintained. In the fourth quarter of 2004, the Company purchased two used Container vessels, which replaced chartered vessels under the Company's MSP contracts. During the fourth quarter of 2004, the Company concluded its intentions to add a second cargo deck to each of the two vessels operating in the Rail-Ferry Service. The work is expected to be completed in the second half of 2005 with only minimal delay to the service. Both the purchase of the Container vessels and the projected cost of the Rail-Ferry Service addition will be financed by the proceeds of the Company's $40 million preferred stock offering, which was completed on January 6, 2005. While these events that took place during the fourth quarter provide a positive momentum into 2005, our 2004 earnings reflect inconsistent results within our various segments.

While the 2004 results of our Liner Services did not meet our expectations they did surpass those results posted in 2003. We expected, and experienced, improved cargo volumes in both our U.S. flag and foreign flag LASH services. The results of our U.S. flag PCTC's were negatively impacted by a lower volume of supplemental cargoes.

The results of our U.S. flag Coal Carrier suffered as a result of out-of-service days for upgrade and drydocking work.

Our Rail-Ferry Service was impacted by weather related delays, higher fuel costs and machinery problems. Prior to committing to the addition of the second decks, these vessels underwent extensive machinery overhauls, and the Company believes these machinery maintenance issues have been resolved.

The investment we have made in companies owning Capesize Bulk Carriers and owning and operating Cement Carriers contributed significant returns in 2004. The bullish markets for these types of vessels are expected to continue in 2005.

YEAR ENDED DECEMBER 31, 2004
COMPARED TO YEAR ENDED DECEMBER 31, 2003

Gross Voyage Profit

Gross voyage profit decreased 15.4% from $33.2 million in 2003 to $28.1 million in 2004. The changes associated with each of our segments are discussed below.

Liner Service: Gross voyage results for this segment improved from a loss of $4.2 million in 2003 to a loss of $1.6 million in 2004. The improvement was primarily a result of higher cargo volumes in 2004 compared to 2003 for both our U.S. flag LASH Liner Service and foreign flag LASH Liner Service resulting primarily from the repeal of steel tariffs which increased inbound steel tonnage. Additionally, the U.S. flag LASH Liner Service experienced more profitable cargo mix in 2004 as compared to 2003.

Time Charter Contracts: The decrease in this segment's gross voyage profit from $33 million in 2003 to $27 million in 2004 was attributable primarily to our U.S. flag PCTCs carrying lower volumes of supplemental cargoes, which provide revenues in addition to those provided by the time charter agreements, during 2004 as compared to 2003. Our U.S. flag PCTCs carried lower volumes of supplemental cargoes during 2004. The gross voyage profit from our U.S. flag Coal Carrier was reduced approximately $1.9 million by an accelerated drydocking due to required repair and upgrade work resulting in sixty-four out-of-service days during 2004.

Contracts of Affreightment: Gross voyage profit for this segment was approximately the same for 2004 compared to 2003. This segment experienced an increase in cargo volume in 2004 but also experienced higher operating costs as a result of machinery deficiencies, which contributed approximately $100,000 to the segment's operating costs, and weather delays resulting from hurricanes in the Gulf of Mexico, which contributed approximately $314,000 to the segment's operating costs.

Rail-Ferry Service: Gross voyage loss for this segment increased from a loss of $2.9 million in 2003 to a loss of $4.3 million in 2004. This service experienced higher operating costs due to unanticipated maintenance problems (which contributed approximately $570,000 to the segment's operating costs), higher fuel costs (which contributed approximately $580,000 to the segment's operating costs), and weather delays as a result of hurricanes in the Gulf of Mexico (which contributed approximately $160,000 to the segment's operating costs).

Other: Gross voyage profit for this segment decreased from $1.8 million in 2003 to $1.7 million in 2004. The decrease resulted primarily from a casualty on one of our vessels that our insurance subsidiary covered for the policy year ended June 26, 2004.

Other Income and Expenses

In 2004, we had no sales of significant assets. Gain on sale of other assets of $1.4 million in 2003 primarily related to the sale of our Multi-Purpose vessel, which completed its commitment under charter with the MSC and was no longer needed for operations, and the sale of Special Purpose barges no longer needed for current operations.

Interest expense decreased 15.4% from $12.5 million in 2003 to $10.6 million in 2004. Decreases due to regularly scheduled payments on outstanding debt accounted for $854,000 of the difference. Reduced cost from the early repayment of our 7¾% Senior Notes due in 2007, as well as other early debt retirements, accounted for approximately $1 million of the decrease.

Investment income decreased from $2.2 million in 2003 to $691,000 in 2004 primarily as a result of $1.4 million of dividends received in 2003 from our investment in bulk carrier companies accounted for under the cost method. We sold our investment in these bulk carrier companies at the end of 2003. The decrease also resulted from lower interest rates earned on invested funds in the current period, partially offset by higher invested balances.

Loss on early extinguishment of debt of $361,000 reported in 2004 was due to the early retirement of debt associated with our Molten Sulphur Carrier, as well as the retirement at a slight premium of $410,000 of our 7¾% Senior Notes due in 2007. The loss of $1.3 million in 2003 resulted from a "make-whole" prepayment penalty and write-off of deferred financing charges associated with the necessary prepayment of our Coal Carrier loan to cure a technical default (See *USGenNE Bankruptcy Filing* in Liquidity and Capital Resources). This was partially offset by the retirement at a discount of approximately $10.7 million of our 7¾% Senior Notes due in 2007 *(See Note A – Summary of Significant Accounting Policies of the Notes to the Consolidated Financial Statements contained in this Form 10-K on page F-8).*

Income Taxes

We had a tax benefit for federal income taxes of $7.2 million in 2004 and a tax provision of $2.8 million in 2003. The statutory rate was 35% for both years. Year 2004 included an addition to net income in the amount of $7.7 million reflecting a reduction in our net deferred tax provision brought about by the enactment of the Jobs Creation Act during the fourth quarter of 2004. Passage of this new tax act, and our election in December of 2004 for our qualified domestic operations to be taxed under the tonnage tax provision of the new law, rendered certain net deferred tax provisions booked in prior years unnecessary. For a discussion of the Jobs Creation Act and its estimated effect on our results of operations, see *Note F – Income Taxes of the Notes to the Consolidated Financial Statements contained in this Form 10-K on page F-17.*

Equity in Net Income of Unconsolidated Entities

Equity in net income of unconsolidated entities, net of taxes, increased from $422,000 in 2003 to $4.6 million in 2004. The improvement was primarily related to our 50% investment in a company owning two Cape-Size Bulk Carriers and our minority interest in companies owning and operating Cement Carriers. Our investment in the Cape-Size Bulk Carrier company, which was acquired in November of 2003, contributed $3.8 million net of taxes in 2004 compared with $80,000 in 2003. Our investment in the Cement Carrier company contributed $827,000 net of taxes in 2004 compared to $339,000 net of taxes in 2003. The increase in 2004 resulted primarily from higher charter rates.

YEAR ENDED DECEMBER 31, 2003
COMPARED TO YEAR ENDED DECEMBER 31, 2002

Gross Voyage Profit

Gross voyage profit increased 9.3% from $30.4 million in 2002 to $33.2 million in 2003. The changes associated with each of our segments are discussed below.

Liner Service: Gross voyage loss for this segment improved from a loss of $4.9 million in 2002 to a loss of $4.2 million in 2003. Our U.S. flag LASH Liner Service's gross voyage loss improved from a loss of $3.6 million in 2002 to a profit of $131,000 in 2003 primarily due to expenses, included in 2002, associated with winding down the previous four-vessel service, while 2003 results reflect the current one-vessel operation. As a partial offset, our foreign flag LASH Liner Service's gross voyage profit decreased from $2.7 million in 2002 to $1 million in 2003 primarily due to lower cargo volume and higher than anticipated operating costs in 2003. Additionally, depreciation on this segment's assets and operating lease expense increased from $3.7 million in 2002 to $5.4 million in 2003 due to upgrade work performed in late 2002 on one of our LASH vessels.

Time Charter Contracts: This segment's gross voyage profit decreased from $34.5 million in 2002 to $33 million in 2003. Unanticipated vessel repairs resulting from machinery deficiencies on one of our Multi-Purpose vessels in the third quarter contributed to the decrease in gross voyage profit. The cost of the repairs and resulting vessel downtime impacted this segment by approximately $1.1 million. Additionally, vessel and barge depreciation increased resulting from a reduction in the estimated useful life of one of our Multi-Purpose vessel, which was sold during the fourth quarter of 2003. Partially offsetting this decrease was our Coal Carrier operating on time charter to USGenNE, which experienced higher results due to the vessel being utilized for all but two days during 2003 under its basic time charter contract as compared to 2002 when it was out of service thirty-three days for repairs and during which it operated 91 days in the spot market at lower rates as compared to its basic charter.

Contracts of Affreightment: Gross voyage profit decreased from $6 million in 2002 to $5.5 million in 2003 primarily due to higher operating costs in 2003 and from a payment received in 2002 for loss of hire from an insurance claim relating to pre-existing damages identified during a scheduled drydocking.

Rail-Ferry Service: Gross voyage loss for this segment improved from a loss of $3.7 million in 2002 to a loss of $2.9 million in 2003. The improvement was a result of higher cargo volume during 2003.

Other: This segment's gross voyage profit improved from a loss of $1.4 million in 2002 to a profit of $1.8 million in 2003. Contributing to the improved results was the closing of our Singapore office, which operated at a loss during 2002, and the improved results of our insurance subsidiary, which operates solely to cover self-retained insurance risks. The results of 2003 benefited from a full year's operation of our 50% owned car transportation truck company as well as the results of two chartered vessels that we are operating under MSP contracts, which only operated for half of 2002.

Other Income and Expenses

Gain on sale of vessels and other assets of $1.4 million in 2003 primarily related to the sale of our Multi-Purpose vessel, which completed its commitment under charter with the MSC and was no longer needed for operations, and the sale of Special Purpose barges no longer needed for current operations. The net gain of $557,000 in 2002 primarily related to the sale of certain contract rights that were no longer beneficial to us and the sale of certain assets no longer needed for operations.

Interest expense decreased 29.3% from $17.7 million in 2002 to $12.5 million in 2003. Decreases due to lower outstanding debt balances and lower interest rates accounted for $1.7 million of the total difference. Approximately $3.5 million of the decrease resulted from the early repayment of our 9% Senior Notes and repurchases of our 7¾% Senior Notes, which was partially offset by the cost of new financings used to repurchase some of the Notes.

Investment income increased from $656,000 in 2002 to $2.2 million in 2003 primarily as a result of higher dividend income received in 2003 from our investment in certain bulk carrier companies accounted for under the cost method, and interest earned on a receivable which resulted from the fourth quarter 2002 sale and leaseback of one of our foreign flag LASH vessels. This was partially offset by lower invested balances and lower interest rates earned on invested funds in the current period.

Other income of $1.5 million in 2002 was a result of interest collected in 2002 on foreign tax refunds.

Loss on early extinguishment of debt of $1.3 million in 2003 resulted from a "make-whole" prepayment penalty and write-off of deferred financing charges associated with the necessary prepayment of our Coal Carrier loan to cure a technical default (See *USGenNE Bankruptcy Filing* in Liquidity and Capital Resources). This was partially offset by a discount on the retirement of approximately $10.7 million of our 7¾% Senior Notes due in 2007 *(See Note A – Summary of Significant Accounting Policies of the Notes to the Consolidated Financial Statements contained in this Form 10-K on page F-8).*

Income Taxes

We had a tax provision for federal income taxes of $2.8 million in 2003 and a tax benefit of $170,000 in 2002. The statutory rate was 35% for both years.

Equity in Net Income of Unconsolidated Entities

Equity in net income of unconsolidated entities, net of taxes, of $422,000 for 2003 and $555,000 for 2002, was primarily related to our investment in companies owning and operating cement-carrying vessels. The decrease in the equity in net income of 2003 was primarily due to a write off of an uncollectable charterhire receivable by one of these companies.

LIQUIDITY AND CAPITAL RESOURCES

The following discussion should be read in conjunction with the more detailed Consolidated Balance Sheets and Consolidated Statements of Cash Flows included elsewhere herein as part of our Consolidated Financial Statements.

Our working capital increased from $10.2 million at December 31, 2003, to $17.7 million at December 31, 2004. Of the $39.7 million in current liabilities at December 31, 2004, $9.5 million related to current maturities of long-term debt. Cash and cash equivalents increased during 2004 by $1.6 million to a total of $10.5 million. This increase was due to cash provided by operating activities of $24.4 million, partially offset by cash used for investing activities of $21 million and for financing activities of $1.8 million.

Operating activities generated a positive cash flow after adjusting net income of $12.8 million for non-cash provisions such as depreciation and amortization. Cash provided by operating activities also included a decrease in accounts receivable of $7 million primarily due to the timing of collections of receivables from the MSC and U.S. Department of Transportation, slightly offset by a decrease in accounts payable and accrued liabilities of $3.1 million primarily due to the timing of payments to U.S. Customs in 2004. Also included was cash used of $7.5 million primarily to cover payments for vessel drydocking costs in 2004.

Cash used for investing activities of $21 million included purchases of two Container vessels and non-vessel related assets used by our over-the-road car transportation truck company, offset by cash distributions received from our investments in unconsolidated entities.

Cash used for financing activities of $1.8 million included $12.7 million used for regularly scheduled payments of debt, $9 million used to repay draws on our line of credit made during the year, $5.3 million used for early repayment of two of our debt obligations, and $2.9 million used for additional payments on our Title XI loan, which was partially offset by draws on our line of credit of $29 million.

At December 31, 2004, $29.8 million was available on our $50 million revolving credit facility, of which $20 million was repaid in January of 2005 from the proceeds of our preferred stock offering. The facility expires in December of 2009.

Preferred Stock Offering

On January 6, 2005, we announced the completion of our public offering of 800,000 shares of 6.0% convertible exchangeable preferred stock with a liquidation preference of $50 per share, or $40 million in total. The preferred stock will accrue cash dividends from the date of issuance at a rate of 6.0% per annum. The preferred stock is initially convertible into two million shares of our common stock, equivalent to an initial conversion price of $20.00 per share of our common stock and reflecting a 34% conversion premium to the $14.90 per share closing price of our common stock on the New York Stock Exchange on December 29, 2004. All shares of the preferred stock, which is a new series of our capital stock, were sold.

Debt and Lease Obligations

We operate several vessels under operating leases, including three PCTCs, one LASH vessel, one Breakbulk/Multi Purpose vessel, a Container vessel and a Tanker vessel. We also conduct certain of our operations from leased office facilities and use certain transportation and other equipment under operating leases.

The following is a summary of the scheduled maturities by period of our debt and lease obligations that were outstanding as of December 31, 2004:

Debt and lease obligations (000's)	2005	2006	2007	2008	2009	Thereafter
Long-term debt (including current maturities)	$ 9,468	$ 9,468	$ 80,001	$ 7,468	$ 27,468	$ 44,325
Operating leases	18,954	19,088	18,963	16,907	15,936	75,622
Total by period	$ 28,422	$ 28,556	$ 98,964	$ 24,375	$ 43,404	$ 119,947

Included in the table above in year 2009 is $20 million that we drew on our credit facility in late 2004 and repaid in January of 2005.

Debt Covenant Compliance Status

We have met the minimum working capital and net worth requirements of our debt agreements during the period covered by the agreements, once amended effective June of 2001 and March of 2002. In order to purchase two Container vessels prior to December 31, 2004, we drew $20,000,000 on our credit facility in late 2004 and repaid that amount early in January of 2005 with a portion of the proceeds from the sale of our convertible exchangeable preferred stock. Having these draws outstanding on our credit facility as of December 31, 2004, caused us to be in "non-compliance" with our leverage ratio as stated in the agreements at December 31, 2004. However, prior to December 31, 2004, we obtained waivers from our lenders with respect to this matter of "non-compliance" with the leverage requirements. We had originally anticipated closing our preferred stock offering prior to December 31, 2004. If the closing had occurred prior to December 31, we would have met all financial and other covenants, including the leverage requirements. We are currently in compliance again with all our restrictive covenants and believe we will continue to meet these requirements throughout 2005, although we can give no assurance to that effect.

If our cash flow and capital resources are not sufficient to fund our debt service obligations or if we are unable to meet our covenant requirements, we may be forced to reduce or delay capital expenditures, sell assets, obtain additional equity capital, enter into additional financings of our unencumbered vessels or restructure debt.

Rail-Ferry Service Results

Our Rail-Ferry Service provides a unique combination of rail and water ferry service between the U.S. Gulf and Mexico. As with any innovative venture, we expected and have experienced an adjustment period for the market to embrace our alternative service. Low operating profit margins are inherent in the rail-ferry business. Accordingly, high cargo volumes are necessary to achieve meaningful levels of cash flow and profitability. The capacity of the vessels operating in our rail-ferry service has limited the revenues and, in turn, the cash flow and gross profits that can be generated by our Rail-Ferry Service segment.

We intend to add a second deck to each of the two vessels operating in our Rail-Ferry Service in order to essentially double their capacity. We believe that these additions will significantly reduce our cost per unit of cargo carried and significantly increase our cash flow, but only if we are able to book substantially all of the additional capacity, and we can give no assurance at this time that we will be successful in doing so. If market conditions adversely affect those expectations, we believe we could find alternative placement for the two vessels supporting the service. We expect the vessels to begin shipyard work in mid-2005 and fully return to service in the second half of 2005.

USGenNE Bankruptcy Filing

As previously discussed, we charter our Coal Carrier to USGenNE. In July of 2003, USGenNE filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code and subsequently requested an extension of time to submit its bankruptcy plan until March 1, 2005, and an extension until May 1, 2005, to obtain acceptance to its plan. Upon the acquisition of our vessel, we had issued $50 million in notes, which had an outstanding balance of approximately $17 million at the time of the bankruptcy filing. Although the notes were non-recourse to the Company, the indenture under which they were issued provided that USGenNE's bankruptcy filing was an event of default under the notes as well as a cross-default on certain of our other credit facilities. During 2003, we secured alternative financing, which was used to pay the notes in full in addition to a "make-whole" prepayment penalty. The payment of the notes in 2003 cured the cross-defaults under the other credit facilities. Therefore, we are no longer in default under any of our credit facilities.

In November of 2004, the bankruptcy courts approved USGenNE's sale of a substantial portion of its generation assets to Dominion Energy New England, Inc., a subsidiary of Dominion Resources, Inc. Pursuant to the asset purchase agreement, which became effective on January 1, 2005, Virginia Power Energy Marketing, Inc., another subsidiary of Dominion Resources, Inc., has assumed the charter in place of USGenNE for the full period through 2010 and under the same terms.

Maritime Security Program Contracts

In 2003, Congress authorized an extension of the MSP through 2015, increased the number of ships industry-wide eligible to participate in the program from 47 to 60, and increased MSP payments to companies in the program, all to be effective on October 1, 2005. Annual payments for each vessel in the new MSP program will be $2.6 million in years 2006 to 2008, $2.9 million in years 2009 to 2011, and $3.1 million in years 2012 to 2015. On October 15, 2004, we filed applications to extend our seven MSP contracts for another 10 years, all of which were effectively grandfathered in the MSP reauthorization. On January 12, 2005, we were awarded one additional MSP contract, effective October 1, 2005, for a net total of eight MSP contracts. We are currently exploring our options to fulfill the contract requirement.

Dividend Payments

The preferred stock will accrue cash dividends from the date of issuance at a rate of 6.0% per annum, which are payable quarterly, commencing March 31, 2005. The payment of preferred stock dividends is at the discretion of our board of directors. As a result of our preferred stock offering, we are restricted from paying common stock dividends and acquiring any of our common stock prior to December 31, 2007.

Environmental Issue

We have not been notified that we are a potentially responsible party in connection with any environmental matters, and we have determined that we have no known risks for which assertion of a claim is probable that are not covered by third party insurance, provided for in our self-retention insurance reserves or otherwise indemnified. Our environmental risks primarily relate to oil pollution from the operation of our vessels. We have pollution liability insurance coverage with a limit of $1 billion per each occurrence, with a deductible amount of $25,000 for each incident.

New Accounting Pronouncements

In January of 2003, the FASB issued Financial Accounting Series Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by the primary beneficiary of the entity, where the company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. We have investments in certain unconsolidated entities in which we have less than 100% ownership. We have evaluated these investments and determined that we do not have any investments in variable interest entities. Therefore, the adoption of FIN No. 46 as of January 1, 2004 did not have an impact on the financial statements.

In December of 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment," which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation." Statement No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows." Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosures are no longer an alternative. Statement No. 123(R) is effective for periods beginning after June 15, 2005. We plan to adopt SFAS 123(R) on July 1, 2005.

Statement No. 123(R) permits public companies to adopt its requirements using either a modified prospective method or a modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the pro forma amounts previously disclosed in the footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method. We have not yet determined the method of adoption we will use.

As permitted by Statement No. 123, we account for share-based payments to employees using APB Opinion No. 25 and no compensation expense has been recognized for employee options granted under the Stock Incentive Plan. Accordingly, the adoption of Statement No. 123(R)'s fair value method will have an impact on our results of operations, although it will have no impact on our overall financial position. However, the impact of adoption of Statement No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement No. 123(R) in prior periods, there would have been no impact as described in the disclosure of pro forma net income and earnings per share in *Note E – Employee Benefit Plans of the Notes to the Consolidated Financial Statements contained in this Form 10-K on page F-14.*

ITEM 7a. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of our business, we are exposed to foreign currency, interest rate, and commodity price risk. We utilize derivative financial instruments including interest rate swap agreements, forward exchange contracts and commodity swap agreements to manage certain of these exposures. We hedge only firm commitments or anticipated transactions and do not use derivatives for speculation. We neither hold nor issue financial instruments for trading purposes.

Interest Rate Risk

The fair value of our cash and short-term investment portfolio at December 31, 2004, approximated carrying value due to its short-term duration. The potential decrease in fair value resulting from a hypothetical 10% increase in interest rates at year-end for our investment portfolio is not material.

The fair value of long-term debt, including current maturities, was estimated to be $181.4 million compared to a carrying value of $178 million. The potential increase in fair value resulting from a hypothetical 10% adverse change in the borrowing rates applicable to our long-term debt at December 31, 2004, would be approximately $1.2 million or 0.6% of the carrying value.

Commodity Price Risk

As of December 31, 2004, we have no commodity swap agreements to manage our exposure to price risk related to the purchase of the estimated 2005 fuel requirements for our Liner Services or Rail-Ferry Service segment. If we had such an arrangement, it would be structured to reduce our exposure to increases in fuel prices, however, it would also limit the benefit we might otherwise receive from any price decreases associated with this commodity. A 20% increase in the price of fuel for the period January 1, 2004 through December 31, 2004 would have resulted in an increase of approximately $2.8 million in our fuel costs for the same period, and in a corresponding decrease of approximately $0.45 in our earnings per share based on the shares of our common stock outstanding as of December 31, 2004, assuming that none of the price increase could have been passed on to our customers through fuel cost surcharges during the same period.

Foreign Exchange Rate Risk

We have entered into foreign exchange contracts to hedge certain firm purchase and sale commitments with varying maturities throughout 2005. The exchange rates at which these hedges were entered into did not materially differ from the exchange rates in effect at December 31, 2004. The potential fair value of these contracts that would have resulted from a hypothetical 10% adverse change in the exchange rates applicable to these contracts at December 31, 2004, is a liability of approximately $178,000 assuming that none of the rate increases could have been passed on to our customers through currency surcharges.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information called for by Item 8 begins on page F-1 of this Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9a. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we conducted an evaluation of the effectiveness of our "disclosure controls and procedures," as that phrase is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. The evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO").

Based on that evaluation, our CEO and CFO have concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report in timely alerting them to material information required to be disclosed in our periodic filings with the Securities and Exchange Commission ("SEC"), and in ensuring that the information required to be disclosed in those filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

There have been no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9b. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

We have adopted a written Code of Business Conduct and Ethics applicable to all officers, directors and employees, including our principal executive officer, principal financial officer and principal accounting officer. Interested persons may obtain a copy of our Code of Business Conduct and Ethics without charge by writing to International Shipholding Corporation, Attention: Gary L. Ferguson, Vice President, 1700 Poydras Center, 650 Poydras Street, New Orleans, LA 70130.

The information relating to Directors and Executive Officers called for by Item 10 is incorporated herein by reference to Item 4a, Executive Officers and Directors of the Registrant. The information relating to compliance with Section 16(a) of the Securities Exchange Act of 1934 called for by Item 10 is included on page 11 of our definitive proxy statement dated March 14, 2005, filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information called for by Item 11 is included on pages 8, 9 and 10 of our definitive proxy statement dated March 14, 2005, filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information called for by Item 12 is included on pages 2, 3, 4, and 5 of our definitive proxy statement dated March 14, 2005, filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information called for by Item 13 is included on pages 2, 3, 4, 5 and 11 of our definitive proxy statement dated March 14, 2005 filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information called for by Item 14 is included on page 7 of our definitive proxy statement dated March 14, 2005 filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The following financial statements, schedules and exhibits are filed as part of this report:

(a) 1. Financial Statements

The following financial statements and related notes are included on pages F-1 through F-29 of this Form 10-K.
Report of Independent Registered Public Accounting Firm
Consolidated Statements of Income for the years ended December 31, 2004, 2003, and 2002
Consolidated Balance Sheets at December 31, 2004 and 2003
Consolidated Statements of Changes in Stockholders' Investment for the years ended December 31, 2004, 2003, and 2002
Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003, and 2002
Notes to Consolidated Financial Statements

2. Financial Statement Schedules

Report of Independent Registered Public Accounting Firm
Schedule II -- Valuation and Qualifying Accounts and Reserves

All other financial statement schedules are not required under the related instructions or are inapplicable and therefore have been omitted.

3. Exhibits

(3.1) Restated Certificate of Incorporation of the Registrant (filed with the Securities and Exchange Commission as Exhibit 3.1 to the Registrant's Form 10-Q for the quarterly period ended September 30, 2004 and incorporated herein by reference)

(3.2) By-Laws of the Registrant (filed with the Securities and Exchange Commission as Exhibit 3.2 to the Registrant's Form 10-Q for the quarterly period ended September 30, 2004 and incorporated herein by reference)

(3.3) Certificate of Designations of the 6.0% Convertible Exchangeable Preferred Stock of the Registrant filed with the Delaware Secretary of State on January 5, 2005 (filed with the Securities and Exchange Commission as Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated January 6, 2005 and filed with the Securities and Exchange Commission on January 7, 2005 and incorporated herein by reference)

(4.1) Specimen of Common Stock Certificate (filed as an exhibit to the Registrant's Form 8-A filed with the Securities and Exchange Commission on April 25, 1980 and incorporated herein by reference)

(4.2) Indenture between the Registrant and The Bank of New York, as Trustee, with respect to the 7¾% Senior Notes due October 15, 2007 (filed with the Securities and Exchange Commission as Exhibit 4.2 to the Registrant's Form 10-Q for the quarterly period ended September 30, 2004 and incorporated herein by reference)

(4.3) Form of 7¾% Senior Note due October 15, 2007 (included in Exhibit 4.2 hereto and incorporated herein by reference)

(4.4) Indenture, dated as of January 6, 2005, by and between the Registrant and The Bank of New York, as Trustee, with respect to the 6.0% Convertible Subordinated Notes due 2014 (filed with the Securities and Exchange Commission as Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated January 6, 2005 and filed with the Securities and Exchange Commission on January 7, 2005 and incorporated herein by reference)

(4.5) Form of 6.0% Convertible Subordinated Note due 2014 (included in Exhibit 4.4 hereto and incorporated herein by reference)

(4.6) Specimen of 6.0% Convertible Exchangeable Preferred Stock Certificate (filed with the Securities and Exchange Commission as Exhibit 4.6 to Pre-Effective Amendment No. 3, dated December 23, 2004 and filed with the Securities and Exchange Commission on December 23, 2004, to the Registrant's Registration Statement on Form S-1 (Registration No. 333-120161) and incorporated herein by reference)

(4.7) Certificate of Designations of the 6.0% Convertible Exchangeable Preferred Stock of the Registrant filed with the Delaware Secretary of State on January 5, 2005 (filed as Exhibit 3.3 hereto and incorporated herein by reference)

(10.1) Credit Agreement, dated as of November 14, 2002, by and among LCI Shipholdings, Inc., as Borrower, the banks and financial institutions listed therein, as Lenders, Den Norske Bank ASA, as Arranger, Agent and Security Trustee, and the Registrant, as Guarantor (filed with the Securities and Exchange Commission as Exhibit 10.1 to Pre-Effective Amendment No. 2, dated December 10, 2004 and filed with the Securities and Exchange Commission on December 10, 2004, to the Registrant's Registration Statement on Form S-1 (Registration No. 333-120161) and incorporated herein by reference)

(10.2) Credit Agreement, dated as of September 30, 2003, by and among LCI Shipholdings, Inc. and Central Gulf Lines, Inc., as Joint and Several Borrowers, the banks and financial institutions listed therein, as Lenders, HSBC Bank PLC, as Facility Agent, Den Norske Bank ASA, as Documentation Agent, Deutsche Schiffsbank AG, as Security Trustee, and the Registrant, as Guarantor (filed with the Securities and Exchange Commission as Exhibit 10.2 to Pre-Effective Amendment No. 2, dated December 10, 2004 and filed with the Securities and Exchange Commission on December 10, 2004, to the Registrant's Registration Statement on Form S-1 (Registration No. 333-120161) and incorporated herein by reference)

(10.3) Credit Agreement, dated as of December 6, 2004, by and among LCI Shipholdings, Inc., Central Gulf Lines, Inc. and Waterman Steamship Corporation, as Borrowers, the banks and financial institutions listed therein, as Lenders, Whitney National Bank, as Administrative Agent, Security Trustee and Arranger, and the Registrant, Enterprise Ship Company, Inc., Sulphur Carriers, Inc., Gulf South Shipping PTE Ltd. and CG Railway, Inc., as Guarantors (filed with the Securities and Exchange Commission as Exhibit 10.3 to Pre-Effective Amendment No. 2, dated December 10, 2004 and filed with the Securities and Exchange Commission on December 10, 2004, to the Registrant's Registration Statement on Form S-1 (Registration No. 333-120161) and incorporated herein by reference)

(10.4) Consulting Agreement, dated January 1, 2005, between the Registrant and Niels W. Johnsen

(10.5) International Shipholding Corporation Stock Incentive Plan

(10.6) Form of Stock Option Agreement for the Grant of Non-Qualified Stock Options under the International Shipholding Corporation Stock Incentive Plan

(10.7) Description of Non-Management Director Compensation

(10.8) Description of Life Insurance Benefits Provided by the Registrant to Niels W. Johnsen and Erik F. Johnsen

(21.1) Subsidiaries of International Shipholding Corporation

(31.1) Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

(31.2) Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

(32.1) Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(32.2) Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL SHIPHOLDING CORPORATION
(Registrant)

March 9, 2005	By	Gary L. Ferguson ____________________ Gary L. Ferguson Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

INTERNATIONAL SHIPHOLDING CORPORATION
(Registrant)

March 9, 2005	By	Erik F. Johnsen ____________________ Erik F. Johnsen Chairman of the Board, Director and Chief Executive Officer
March 9, 2005	By	Niels M. Johnsen ____________________ Niels M. Johnsen President and Director
March 9, 2005	By	Erik L. Johnsen ____________________ Erik L. Johnsen Executive Vice President and Director
March 9, 2005	By	Niels W. Johnsen ____________________ Niels W. Johnsen Director
March 9, 2005	By	Harold S. Grehan, Jr. ____________________ Harold S. Grehan, Jr. Director
March 9, 2005	By	Raymond V. O'Brien, Jr. ____________________ Raymond V. O'Brien, Jr. Director

March 9, 2005	By	Edwin Lupberger __________________________ Edwin Lupberger Director
March 9, 2005	By	Edward K. Trowbridge __________________________ Edward K. Trowbridge Director
March 9, 2005	By	H. Merritt Lane, III __________________________ H. Merritt Lane, III Director
March 9, 2005	By	Gary L. Ferguson __________________________ Gary L. Ferguson Vice President and Chief Financial Officer
March 9, 2005	By	Manny G. Estrada __________________________ Manny G. Estrada Vice President and Controller

INDEX OF FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm F-2

Consolidated Statements of Income for the years ended December 31, 2004, 2003, and 2002 ..... F-3

Consolidated Balance Sheets at December 31, 2004 and 2003 ..... F-4

Consolidated Statements of Changes in Stockholders' Investment for the years ended December 31, 2004, 2003 and 2002 ..... F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003, and 2002 ..... F-7

Notes to Consolidated Financial Statements F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
International Shipholding Corporation

We have audited the accompanying consolidated balance sheets of International Shipholding Corporation as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' investment and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Shipholding Corporation at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S generally accepted accounting principles.

Ernst + Young LLP

New Orleans, Louisiana
February 25, 2005

INTERNATIONAL SHIPHOLDING CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(All Amounts in Thousands Except Share Data)

	Year Ended December 31,		
	2004	2003	2002
Revenues	**$ 263,490**	$ 257,813	$ 227,412
Operating Expenses:			
Voyage Expenses	**216,438**	204,444	177,939
Vessel and Barge Depreciation	**18,935**	20,134	19,140
Impairment Loss	**-**	-	(66)
Gross Voyage Profit	**28,117**	33,235	30,399
Administrative and General Expenses	**16,236**	15,041	15,631
Loss (Gain) on Sale of Other Assets	**7**	(1,393)	(557)
Operating Income	**11,874**	19,587	15,325
Interest and Other:			
Interest Expense	**10,585**	12,514	17,706
Impairment Loss on Investment	**-**	-	598
Loss on Sale of Investment	**623**	-	-
Investment Income	**(691)**	(2,162)	(656)
Other Income	**-**	-	(1,498)
Loss (Gain) on Early Extinguishment of Debt	**361**	1,310	(65)
	10,878	11,662	16,085
Income (Loss) Before (Benefit) Provision for Income Taxes and Equity in Net Income of Unconsolidated Entities	**996**	7,925	(760)
(Benefit) Provision for Income Taxes:			
Current	**-**	183	-
Deferred	**(7,166)**	2,634	(170)
State	**23**	39	101
	(7,143)	2,856	(69)
Equity in Net Income of Unconsolidated Entities (Net of Applicable Taxes)	**4,646**	422	555
Net Income (Loss)	**$ 12,785**	$ 5,491	$ (136)
Basic and Diluted Earnings Per Share:			
Net Income (Loss)	**$ 2.10**	$ 0.90	$ (0.02)
Weighted Average Shares of Common Stock Outstanding:			
Basic	**6,082,887**	6,082,887	6,082,887
Diluted	**6,092,302**	6,082,887	6,082,887

The accompanying notes are an integral part of these statements.

INTERNATIONAL SHIPHOLDING CORPORATION
CONSOLIDATED BALANCE SHEETS
(All Amounts in Thousands)

ASSETS	December 31, 2004	December 31, 2003
Current Assets:		
Cash and Cash Equivalents	$ 10,513	$ 8,881
Restricted Cash	-	816
Marketable Securities	6,138	2,650
Accounts Receivable, Net of Allowance for Doubtful Accounts of $146 and $327 in 2004 and 2003, Respectively:		
Traffic	20,953	23,070
Agents'	3,509	4,119
Claims and Other	5,135	9,438
Federal Income Taxes Receivable	459	-
Deferred Income Tax	187	144
Net Investment in Direct Financing Lease	2,337	2,128
Other Current Assets	4,756	6,295
Material and Supplies Inventory, at Lower of Cost or Market	3,239	3,177
Current Assets Held for Disposal	89	89
Total Current Assets	57,315	60,807
Investment in Unconsolidated Entities	11,115	8,413
Net Investment in Direct Financing Lease	46,776	49,136
Vessels, Property, and Other Equipment, at Cost:		
Vessels and Barges	348,307	324,413
Other Equipment	7,082	5,233
Terminal Facilities	140	345
Furniture and Equipment	3,484	4,304
	359,013	334,295
Less - Accumulated Depreciation	(129,560)	(111,154)
	229,453	223,141
Other Assets:		
Deferred Charges, Net of Accumulated Amortization of $16,374 and $14,614 in 2004 and 2003, Respectively	14,809	12,319
Acquired Contract Costs, Net of Accumulated Amortization of $22,886 and $21,430 in 2004 and 2003, Respectively	7,640	9,095
Restricted Cash	6,541	6,590
Due from Related Parties	2,535	2,535
Other	8,864	10,415
	40,389	40,954
	$ 385,048	$ 382,451

The accompanying notes are an integral part of these statements.

INTERNATIONAL SHIPHOLDING CORPORATION
CONSOLIDATED BALANCE SHEETS
(All Amounts in Thousands Except Share Data)

	December 31, 2004	December 31, 2003
LIABILITIES AND STOCKHOLDERS' INVESTMENT		
Current Liabilities:		
Current Maturities of Long-Term Debt	$ 9,468	$ 14,866
Accounts Payable and Accrued Liabilities	30,197	35,510
Federal Income Tax Payable	-	183
Total Current Liabilities	39,665	50,559
Billings in Excess of Income Earned and Expenses Incurred	4,723	5,271
Long-Term Debt, Less Current Maturities	168,622	164,144
Other Long-Term Liabilities:		
Deferred Income Taxes	15,222	19,565
Other	21,362	21,545
	36,584	41,110
Commitments and Contingent Liabilities		
Stockholders' Investment:		
Common Stock, $1.00 Par Value, 10,000,000 Shares Authorized, 6,756,330 Shares Issued at December 31, 2004 and 2003	6,756	6,756
Additional Paid-In Capital	54,450	54,450
Retained Earnings	82,715	69,930
Less - 673,443 Shares of Common Stock in Treasury, at Cost, at December 31, 2004 and 2003	(8,704)	(8,704)
Accumulated Other Comprehensive Income (Loss)	237	(1,065)
	135,454	121,367
	$ 385,048	$ 382,451

The accompanying notes are an integral part of these statements.

INTERNATIONAL SHIPHOLDING CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' INVESTMENT
(All Amounts in Thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2001	$ 6,756	$ 54,450	$ 64,575	$ (8,704)	$ (2,172)	$ 114,905
Comprehensive Income:						
Net Loss for Year Ended December 31, 2002	-	-	(136)	-	-	(136
Other Comprehensive Income (Loss):						
Unrealized Holding Loss on Marketable Securities, Net of Deferred Taxes of ($194)	-	-	-	-	(362)	(362
Recognition of Unrealized Holding Loss on Marketable Securities, Net of Deferred Taxes of $248	-	-	-	-	461	461
Net Change in Fair Value of Derivatives, Net of Deferred Taxes of $193	-	-	-	-	359	359
Total Comprehensive Income						322
Balance at December 31, 2002	$ 6,756	$ 54,450	$ 64,439	$ (8,704)	$ (1,714)	$ 115,227
Comprehensive Income:						
Net Income for Year Ended December 31, 2003	-	-	5,491	-	-	5,491
Other Comprehensive Income (Loss):						
Unrealized Holding Gain on Marketable Securities, Net of Deferred Taxes of $207	-	-	-	-	387	387
Net Change in Fair Value of Derivatives, Net of Deferred Taxes of $141	-	-	-	-	262	262
Total Comprehensive Income						6,140
Balance at December 31, 2003	$ 6,756	$ 54,450	$ 69,930	$ (8,704)	$ (1,065)	$ 121,367
Comprehensive Income:						
Net Income for Year Ended December 31, 2004	**-**	**-**	**12,785**	**-**	**-**	**12,785**
Other Comprehensive Income (Loss):						
Recognition of Unrealized Holding Loss on Marketable Securities, Net of Deferred Taxes of $216	**-**	**-**	**-**	**-**	**402**	**402**
Unrealized Holding Gain on Marketable Securities, Net of Deferred Taxes of $118	**-**	**-**	**-**	**-**	**220**	**220**
Net Change in Fair Value of Derivatives, Net of Deferred Taxes of $366	**-**	**-**	**-**	**-**	**680**	**680**
Total Comprehensive Income						**14,087**
Balance at December 31, 2004	**$ 6,756**	**$ 54,450**	**$ 82,715**	**$ (8,704)**	**$ 237**	**$ 135,454**

The accompanying notes are an integral part of these statements.

INTERNATIONAL SHIPHOLDING CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All Amounts in Thousands)

	Year Ended December 31,		
	2004	2003	2002
Cash Flows from Operating Activities:			
Net Income (Loss)	**12,785**	5,491	(136)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:			
Depreciation	**19,420**	20,855	20,123
Amortization of Deferred Charges and Other Assets	**7,844**	7,525	7,994
(Benefit) Provision for Deferred Federal Income Taxes	**(7,166)**	2,634	(170)
Equity in Net Income of Unconsolidated Entities	**(4,646)**	(422)	(555)
Loss (Gain) on Sale of Other Assets	**7**	(1,393)	(557)
Impairment Loss	**-**	-	(66)
Impairment Loss on Investment	**-**	-	598
Loss (Gain) on Early Extinguishment of Debt	**361**	1,310	(65)
Loss on Sale of Investment	**623**	-	-
Changes in:			
Accounts Receivable	**7,031**	(7,390)	14,540
Inventories and Other Current Assets	**1,308**	231	(397)
Deferred Drydocking Charges	**(7,450)**	(2,210)	(2,906)
Other Assets	**1,277**	2,668	3,035
Accounts Payable and Accrued Liabilities	**(3,089)**	3,536	(15,054)
Federal Income Taxes Payable	**(1,066)**	8,379	(564)
Billings in Excess of Income Earned and Expenses Incurred	**(548)**	3,270	(558)
Other Long-Term Liabilities	**(2,244)**	(5,868)	(6,823)
Net Cash Provided by Operating Activities	**24,447**	38,616	18,439
Cash Flows from Investing Activities:			
Net Investment in Direct Financing Lease	**2,151**	1,944	1,775
Additions to Vessels and Other Assets	**(25,565)**	(5,360)	(8,558)
Proceeds from Sale of Vessels and Other Assets	**-**	3,299	18,110
Purchase of and Proceeds from Short Term Investments	**(3,155)**	126	327
Proceeds from Sale of Marketable Equity Securities	**-**	200	-
Distributions from (Investment in) Unconsolidated Entities	**4,542**	(3,362)	(2,151)
Partial Sale of Unconsolidated Entities	**-**	4,223	110
Net Decrease (Increase) in Restricted Cash Account	**865**	690	(567)
Other Investing Activities	**115**	12	410
Net Cash (Used) Provided by Investing Activities	**(21,047)**	1,772	9,456
Cash Flows from Financing Activities:			
Proceeds from Issuance of Debt	**29,000**	139,000	41,500
Repayment of Debt	**(29,920)**	(173,675)	(89,976)
Additions to Deferred Financing Charges	**(766)**	(1,054)	(264)
Other Financing Activities	**(82)**	(197)	114
Net Cash Used by Financing Activities	**(1,768)**	(35,926)	(48,626)
Net Increase (Decrease) in Cash and Cash Equivalents	**1,632**	4,462	(20,731)
Cash and Cash Equivalents at Beginning of Year	**8,881**	4,419	25,150
Cash and Cash Equivalents at End of Year	**$ 10,513**	$ 8,881	$ 4,419

The accompanying notes are an integral part of these statements.

INTERNATIONAL SHIPHOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of International Shipholding Corporation (a Delaware corporation) and its majority-owned subsidiaries. In this report, the terms "we," "us," "our," and "the Company" refer to International Shipholding Corporation and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Our policy is to consolidate all subsidiaries in which we hold a greater than 50% voting interest or otherwise exercise significant influence over operating and financial activities. We use the equity method to account for investments in entities in which we hold a 20% to 50% voting interest and the cost method to account for investments in entities in which we hold less than 20% voting interest and in which we cannot exercise significant influence over operating and financial activities.

Certain reclassifications have been made to the prior period financial information in order to conform to current year presentation.

Nature of Operations

Through our subsidiaries, we operate a diversified fleet of U.S. and international flag vessels that provide domestic and international maritime transportation services to commercial customers and agencies of the United States government primarily under medium- to long-term charters or contracts. At December 31, 2004, our fleet consisted of 35 ocean-going vessels, 917 LASH (Lighter Aboard SHip) barges, 32 over-the-road Haul-Away car carrying trucks, and related shoreside handling facilities. Our strategy is to (i) identify customers with high credit quality and marine transportation needs requiring specialized vessels or operating techniques, (ii) seek medium- to long-term charters or contracts with those customers and, if necessary, modify, acquire, or construct vessels to meet the requirements of those charters or contracts, (iii) secure financing for the vessels predicated primarily on those charter or contract arrangements, and (iv) provide our customers with reliable, high quality service at a reasonable cost.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Voyage Revenue and Expense Recognition

Revenues and expenses relating to our Liner and Rail-Ferry segments' voyages are recorded over the duration of the voyage. Revenues and expenses relating to our other segments' voyages, which require no estimates or assumptions, are recorded when earned or incurred during the reporting period. On our Liner Services, the voyage revenues are known at the beginning of the vessel's voyage and are reported through the date of the financial statements based on the relative transit time, which is the time between the vessel's loading port to the vessel's discharge port. Voyage expenditures are estimated at the beginning of the vessel's voyage based on historical cost standards and current estimates received from our vendors and port agents. Provisions for loss voyages are recorded when contracts for the voyages are fixed and when losses become apparent for voyages in progress.

Maritime Security Program

The Maritime Security Act ("MSA"), which provides for a program, the Maritime Security Program ("MSP"), for certain U.S. flag vessels, was signed into law in October of 1996. As of December 31, 2004, our U.S. flag LASH vessel, four of our Pure Car/Truck Carriers ("PCTCs"), and two Container vessels that we purchased in December of 2004 were qualified and received contracts for MSA participation. Under the MSP program, each participating vessel is eligible to receive an annual payment of $2,100,000, which is subject to annual appropriations and not guaranteed. In 2003, Congress authorized an extension of the MSP through 2015, increased the number of ships eligible to participate in the program from 47 to 60, and increased MSP payments to companies in the program, all to be effective on October 1, 2005. On October 15, 2004, we filed applications to extend our MSP contracts for another 10 years through September 30, 2015, and all seven of our vessels were effectively grandfathered in the MSP reauthorization. Simultaneously, we offered additional ships for participation in the MSP. On January 12, 2005 we were awarded one additional MSP contract, effective

October 1, 2005, for a total of eight MSP contracts. We are currently exploring our options to fulfill the contract requirement. Annual payments for each vessel in the new MSP program are $2,600,000 in years 2006 to 2008, $2,900,000 in years 2009 to 2011, and $3,100,000 in years 2012 to 2015. We recognize Maritime Security Program revenue on a monthly basis over the duration of the qualifying contracts.

Cash and Cash Equivalents and Marketable Securities

We consider highly liquid debt instruments with a maturity of three months or less to be cash equivalents. We have categorized all marketable securities as available-for-sale. The carrying amount approximates fair value for each of these instruments.

Inventories

Inventories are stated at the lower of cost or market. The base-stock method is used for our vessels, and the first-in, first-out ("FIFO") method is used for fuel.

Allowance for Doubtful Accounts

We provide an allowance for doubtful accounts for accounts receivable balances estimated to be non-collectible. These provisions are maintained based on identified specific accounts, past experiences, and current trends, and require management's estimates with respect to the amounts that are non-collectible.

Property

For financial reporting purposes, vessels are depreciated over their estimated useful lives using the straight-line method. Estimated useful lives of Vessels and Barges, Other Equipment, Terminal Facilities, and Furniture and Equipment are as follows:

	Years
2 LASH Vessels	30
3 Pure Car/Truck Carriers	20
1 Coal Carrier	15
7 Other Vessels *	25
Other Equipment	3-12
Terminal Facilities	5-10
Furniture and Equipment	3-10

* Includes two Special Purpose vessels, a Dockship, a Molten Sulphur Carrier, and three Container vessels.

At December 31, 2004, our fleet of 35 vessels also included (i) three Roll-On/Roll-Off ("RO/RO") vessels, which we operate, (ii) a Breakbulk/Multi-Purpose vessel, a Tanker and a Container vessel, which we charter in for one of our services, (iii) three PCTCs which we charter in for our Time Charter contracts, (iv) one LASH vessel which we charter in for our Transatlantic service, (v) one Molten Sulphur Tanker, which we charter in for our Contract of Affreightment, (vi) two Cape-Size Bulk Carriers in which we own a 50% interest, and (vii) nine Cement Carriers in which we own a 26.1% interest. We also own 32 over-the-road haul-away car carrying trucks.

Costs of all major property additions and betterments are capitalized. Ordinary maintenance and repair costs are expensed as incurred. Interest and finance costs relating to vessels, barges, and other equipment under construction are capitalized to properly reflect the cost of assets acquired. No interest was capitalized in 2004, 2003 or 2002.

At December 31, 2004, our fleet also included 917 LASH barges. We group our LASH barges, excluding those held for disposal, into pools with estimated useful lives corresponding to the remaining useful lives of the vessels with which they are utilized. Major barge refurbishments are capitalized and included in the aforementioned group of barge pools. From time to time, we dispose of barges in the ordinary course of business. In these cases, proceeds from the disposition are credited to the remaining net book value of the respective pool and future depreciation charges are adjusted accordingly.

We are still in the process of disposing of 18 LASH barges, which are not needed for current operations. These assets are included in our balance sheet as Current Assets Held for Disposal. During 2004, we purchased two used Container vessels. These vessels will enable us to continue two of our MSP contracts that were previously maintained by two chartered container vessels. In 2005, we intend to add a second deck to each of the two Special Purpose vessels operating in our Rail-Ferry Service in order to essentially double their capacity. We expect the vessels to begin shipyard work in mid-2005 and fully return to service in the second half of 2005.

During 2003, we recognized a net gain on the sale of assets of $1,393,000 primarily as a result of a gain of $756,000 on the sale of the remaining Special Purpose barges, a gain of $482,000 from the sale of our Multi-Purpose vessel, which completed its commitment under charter with the MSC and was no longer needed for operations, a gain of $115,000 relating to the sale of certain of our investments in unconsolidated entities, and the gain of $40,000 for the sale of terminal land and facility no longer needed for operations.

During 2002, we recognized a net gain on sale of assets of $557,000 primarily as a result of a gain of $500,000 on the sale of certain contract rights that were no longer beneficial to us and a gain of $57,000 on the sale of certain assets no longer needed for operations.

We monitor all of our fixed assets for impairment and perform an impairment analysis in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," when triggering events or circumstances indicate a fixed asset may be impaired.

Drydocking Costs

We defer certain costs related to the drydocking of our vessels. Deferred drydocking costs are capitalized as incurred and amortized on a straight-line basis over the period between drydockings (generally two to five years) (*See Note J*).

Deferred Financing Charges and Acquired Contract Costs

We amortize our deferred financing charges and acquired contract costs on a straight-line basis over the terms of the related financing and contracts (*See Note J*).

Self-Retention Insurance

We maintain provisions for estimated losses under our self-retention insurance program based on estimates of the eventual claims settlement costs. Our policy is to establish self-insurance provisions for each policy year based on independent actuarial estimates, and to maintain the provisions at those levels for the estimated run-off period, approximately two years from the inception of that period. We believe most claims will be reported, or estimates for existing claims will be revised, within this two-year period. Subsequent to this two-year period, self-insurance provisions are adjusted to reflect our current estimate of loss exposure for the policy year. However, if during this two-year period our estimate of loss exposure exceeds the actuarial estimate, then additional loss provisions are recorded to increase the self-insurance provisions to our estimate of the eventual claims' settlement cost. The measurement of our exposure for self-insurance liability requires management to make estimates and assumptions that affect the amount of loss provisions recorded during the reporting period. Actual results could differ materially from those estimates *(See Note D)*.

Asbestos Claims

We maintain provisions for estimated losses for asbestos claims based on estimates of eventual claims settlement costs. Our policy is to establish provisions based on a range of estimated exposure. We estimate this potential range of exposure using input from legal counsel and internal estimates based on the individual deductible levels for each policy year. We are also indemnified for certain of these claims by the previous owner of one of our wholly-owned subsidiaries. The measurement of our exposure for asbestos liability requires management to make estimates and assumptions that affect the amount of loss provisions recorded during the period. Actual results could differ from those estimates.

Income Taxes

Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." Provisions for income taxes include deferred income taxes that are provided on items of income and expense, which affect taxable income in one period and financial statement income in another.

Certain foreign operations are not subject to income taxation under pertinent provisions of the laws of the country of incorporation or operation. However, pursuant to existing U.S. Tax Laws, earnings from certain foreign operations are subject to U.S. income taxes.

The recently enacted American Jobs Creation Act of 2004 ("Jobs Creation Act"), which became effective for our company on January 1, 2005, will change the United States tax treatment of our U.S. flag vessels in foreign operations and our foreign flag shipping operations. We have made an election under the Jobs Creation Act to have our qualifying U.S. flag operations taxed under a new "tonnage tax" regime rather than under the usual U.S. corporate income tax regime.

Effective January 1, 2005, the U.S. tax on these operations will be based on the tonnage of the vessels, rather than their contribution to our income or profits *(See Note F).*

Foreign Currency Transactions

Certain of our revenues and expenses are converted into or denominated in foreign currencies, primarily Singapore Dollar, Indonesian Rupiah, Euro, British Pound, Mexican Peso, Indian Rupee, and Japanese Yen. All exchange adjustments are charged or credited to income in the year incurred. Exchange losses of $20,000, $96,000 and $227,000 were recognized for the years ended December 31, 2004, 2003 and 2002, respectively.

Dividend Policy

On January 6, 2005, we announced the completion of our public offering of 6% convertible exchangeable preferred stock and will accrue cumulative quarterly cash dividends from the date of issuance at a rate of 6% per annum, commencing March 31, 2005. The payment of preferred stock dividends is at the discretion of our board of directors. Through our preferred stock offering, we are restricted from paying common stock dividends and acquiring any of our common stock prior to December 31, 2007.

Earnings Per Share

Basic and diluted earnings per share were computed based on the weighted average number of common shares issued and outstanding during the relevant periods. Stock options covering 475,000 shares *(See note E)* were included in the computation of diluted earnings per share in the year ended December 31, 2004, but were excluded from the computation of diluted earnings per share in the years ended December 31, 2003 and 2002, as the effect would have been antidilutive.

Derivative Instruments and Hedging Activities

Under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, in order to consider a derivative instrument as a hedge, (i) we must designate the instrument as a hedge of future transactions, and (ii) the instrument must reduce our exposure to the applicable risk. If the above criteria are not met, we must record the fair market value of the instrument at the end of each period and recognize the related gain or loss through earnings. If the instrument qualifies as a hedge, net settlements under the agreement are recognized as an adjustment to earnings, while changes in the fair market value of the hedge are recorded through Stockholders' Investment in Other Comprehensive Income (Loss). We recognize the fair market value of the hedge through earnings at the time of maturity, sale or termination of the hedge. We currently employ, or have employed in the past, interest rate swap agreements, foreign currency contracts, and commodity swap contracts *(See Note N).*

Stock-Based Compensation

We account for stock-based compensation using Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense is recognized for employee stock options issued under the Stock Incentive Plan if the exercise price of the options equals the market price of our stock on the date of grant (*See Note E*).

Pension and Postretirement Benefits

Our pension and postretirement benefit costs are calculated using various actuarial assumptions and methodologies as prescribed by SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." These assumptions include discount rates, health care cost trend rates, inflation, rate of compensation increases, expected return on plan assets, mortality rates, and other factors. We believe that the assumptions utilized in recording the obligations under our plans are reasonable based on input from our outside actuary and information as to historical experience and performance. Differences in actual experience or changes in assumptions may affect our pension and postretirement obligations and future expense.

New Accounting Pronouncements

In January of 2003, the FASB issued Financial Accounting Series Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity to be consolidated by the primary beneficiary of the entity, where the company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. We have investments in certain unconsolidated entities in which we have less than 100% ownership. We have evaluated these investments and determined that we do not have any investments in variable interest entities. Therefore, the adoption of FIN No. 46 as of January 1, 2004 did not have an impact on the financial statements.

In December of 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment," which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation." Statement No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows." Statement No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosures are no longer an alternative. Statement No. 123(R) is effective for periods beginning after June 15, 2005. We plan to adopt SFAS 123(R) on July 1, 2005.

Statement No. 123(R) permits public companies to adopt its requirements using either a modified prospective method or a modified retrospective method. Under the modified prospective method, companies are required to record compensation cost for new and modified awards over the related vesting period of such awards prospectively and record compensation cost prospectively for the unvested portion, at the date of adoption, of previously issued and outstanding awards over the remaining vesting period of such awards. No change to prior periods presented is permitted under the modified prospective method. Under the modified retrospective method, companies record compensation costs for prior periods retroactively through restatement of such periods using the pro forma amounts previously disclosed in the footnotes. Also, in the period of adoption and after, companies record compensation cost based on the modified prospective method. We have not yet determined the method of adoption we will use.

As permitted by Statement No. 123, we account for share-based payments to employees using APB Opinion No. 25 and no compensation expense has been recognized for employee options granted under the Stock Incentive Plan. Accordingly, the adoption of Statement No. 123(R)'s fair value method will have an impact on our results of operations, although it will have no impact on our overall financial position. However, the impact of adoption of Statement No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement No. 123(R) in prior periods, there would have been no impact as described in the disclosure of pro forma net income and earnings per share in Note E.

NOTE B – ISSUANCE OF CONVERTIBLE EXCHANGEABLE PREFERRED STOCK

In January of 2005, we issued 800,000 shares of 6.0% convertible exchangeable preferred stock, $1.00 par value, at a price of $50.00 per share. The proceeds of the preferred stock offering, after deducting all associated costs, were $37,987,000. Cash dividends are cumulative and payable quarterly in arrears at an annual rate of 6% per share, when and as declared by our Board of Directors.

Each share of the preferred stock has a liquidation preference of $50 per share and may be converted into shares of our common stock based on the initial conversion price of $20.00 per share, subject to adjustment upon the occurrence of certain events. We may elect to redeem the preferred stock, in whole or in part, for cash at any time on or after December 31, 2006, provided that prior to December 31, 2007, we may elect to redeem the preferred stock only if the closing price of our common stock has exceeded 150% of the conversion price of the preferred stock for at least 20 trading days during any 30-day trading period ending within five trading days prior to notice of redemption. We may also elect to redeem the preferred stock for cash upon a change in control of our company. In addition, upon a change in control of our company and to the extent we have not exercised our change in control redemption option, preferred stockholders may require us to redeem for cash any or all of the shares of the preferred stock at the liquidation preference of the preferred stock, plus any accrued and unpaid cash dividends to, but not including, the date of redemption. Preferred stockholders have no other rights to require us to redeem the preferred stock.

At our option, we may exchange the preferred stock in whole, but not in part, on any dividend payment date beginning on March 31, 2006 and prior to December 31, 2014, for our 6.0% convertible subordinated notes due 2014. If we elect to exchange the preferred stock for the notes, the exchange rate will be $50 principal amount of the notes for each share of preferred stock. The notes, if issued, will mature on December 31, 2014 and will have terms substantially similar to those of the preferred stock.

The preferred stock has no maturity date and no voting rights prior to conversion to common stock. The notes, if issued, will have no voting rights prior to conversion to common stock.

NOTE C - LONG-TERM DEBT

(All Amounts in Thousands)

	Interest Rate			Total Principal Due	
Description	**December 31, 2004**	December 31, 2003	Maturity Date	**December 31, 2004**	December 31, 2003
Unsecured Senior Notes – Fixed Rate	**7.75%**	7.75%	2007	**$ 70,925**	$ 71,296
Variable Rate Notes Payable:					
	3.6875-4.00%	2.66%	2013	**81,665**	89,133
	N/A	3.92%	2006	**-**	2,500
	3.92%	2.9375-3.00%	2007	**5,500**	7,500
U.S. Government Guaranteed Ship Financing Notes and Bonds – Fixed Rate	**N/A**	8.30%	2009	**-**	8,581
Line of Credit	**4.3063%**	N/A	2009	**20,000**	-
				$ 178,090	$ 179,010
	Less Current Maturities			**(9,468)**	(14,866)
				$ 168,622	$ 164,144

During 2004, we retired $410,000 of the 7 ¾% Notes at a discount and retired certain other outstanding debt prior to maturity. In 2003, we retired $10,685,000 of the 7 ¾% Notes at a discount. Additionally in 2003, we secured financing of $91,000,000, which was used to retire certain of our outstanding debt, including a loan on our Coal Carrier on which we incurred a make-whole premium upon retirement. During 2002, we retired the remaining balance of $39,085,000 of the 9% Senior Notes at a slight discount and retired $1,052,000 of the 7 ¾% Senior Notes at a discount. Upon retirement of this indebtedness, we recorded a net Loss on Early Extinguishment of Debt for the years ended December 31, 2004 and 2003, of approximately $361,000 and $1,310,000, respectively and a Gain on Early Extinguishment of Debt for the year ended December 31, 2002, of approximately $65,000.

The aggregate principal payments required as of December 31, 2004, for each of the next five years are $9,468,000 in 2005, $9,468,000 in 2006, $79,893,000 in 2007, primarily due to the maturity of our 7 ¾% Senior Notes, $7,468,000 in 2008, and $27,468,000 in 2009. In addition to regularly scheduled principal payments, the $27,468,000 required in 2009 includes repayment of the $20,000,000 drawn on our line of credit as of December 31, 2004.

Seven vessels with an aggregate net book value of $191,618,000 as of December 31, 2004, and 550 of our LASH barges having an aggregate net book value of $3,571,000 as of December 31, 2004, are mortgaged as security for certain of our debt agreements. Additional collateral includes a security interest in certain operating contracts and receivables. Our remaining indebtedness is unsecured. Most of these agreements, among other things, impose defined minimum working capital and net worth requirements, impose leverage requirements, impose restrictions on the payment of dividends, and prohibit us from incurring, without prior written consent, additional debt or lease obligations, except as defined. We have met the minimum working capital and net worth requirements of our debt agreements during the period covered by the agreements, once amended effective June of 2001 and March of 2002. In order to purchase two Container vessels prior to December 31, 2004, we drew $20,000,000 on our credit facility in late 2004 and repaid that amount early in January of 2005 with a portion of the proceeds from the sale of our convertible exchangeable preferred stock. Having these draws outstanding on our credit facility as of December 31, 2004, caused us to be in "non-compliance" with our leverage ratio as stated in the agreements at December 31, 2004. However, prior to December 31, 2004, we obtained waivers from our lenders with respect to this matter of "non-compliance" with the leverage requirements. We had originally anticipated closing our preferred stock offering prior to December 31, 2004. If the closing had occurred prior to December 31, we would have met all financial and other covenants, including the leverage requirements. We are currently in compliance again with all our restrictive covenants and believe we will continue to meet these requirements throughout 2005, although we can give no assurance to that effect.

The most restrictive of our credit agreements prohibit the declaration or payment of dividends unless (1) the total of (a) all dividends paid, distributions on, or other payments made with respect to our capital stock during the period beginning January 1, 1999, and ending on the date of dividend declaration or other payment and (b) all investments other than our Qualified Investments (as defined) and certain designated subsidiaries do not exceed the sum of $10,000,000 plus 50% (or, in case of a loss, minus 100%) of our consolidated net income during the period described above plus the net cash proceeds received from our issuance of common stock during the above period, and (2) no default or event of default has occurred.

Certain of our loan agreements also restrict the ability of our subsidiaries to make dividend payments, loans, or advances, the most restrictive of which contain covenants that prohibit payments of dividends, loans, or advances to us from Cape Holding, Ltd., our wholly-owned subsidiary, prior to the issuance of audited financial statement. Certain other loan agreements restrict the ability of our subsidiaries to dispose of collateralized assets or any other asset which is substantial in relation to our assets taken as a whole without the approval from the lender. We have consistently remained in compliance with these provisions of the loan agreements.

The amounts of potentially restricted net assets were as follows:

	(All Amounts in Thousands)	
	December 31, 2004	December 31, 2003
Sulphur Carriers, Inc.	-	**$ 26,553**
Total Restricted Net Assets	-	**$ 26,553**

At December 31, 2004 and 2003, we had available a line of credit totaling $50,000,000 and $15,000,000, respectively. As of December 31, 2004, the balance outstanding on our line of credit was $20,000,000, which was repaid in January of 2005. As of December 31, 2003, we had no balance outstanding on our line of credit.

NOTE D – SELF-RETENTION INSURANCE

Under our insurance program, we are self-insured for Hull and Machinery claims between $150,000 and $1,000,000 and Loss of Hire claims in excess of 14 days up to an aggregate stop loss amount of $2,000,000. If the aggregate claim amounts exceed $2,000,000, the Hull and Machinery deductible reverts to $150,000 for each claim and the Loss of Hire claim level remains at 14 days. We have obtained third party coverage for individual Hull and Machinery claims exceeding $1,000,000 and Loss of Hire claims exceeding 14 days. Protection and Indemnity claims, including cargo and personal injury claims, are not included in our self-retention insurance program, and we have obtained third party insurance coverage for these claims with a deductible level of $25,000 per incident for all vessels. The independent actuarial estimates of our self-insurance exposure are approximately $775,000 below the aggregate $2,000,000 stop loss amount for the policy year beginning June 27, 2004.

The current portions of the liabilities for self-insurance exposure were $1,515,000 and $3,668,000 at December 31, 2004 and 2003, respectively, and the noncurrent portions of these liabilities were $1,435,000 and $675,000 at December 31, 2004 and 2003, respectively.

NOTE E – EMPLOYEE BENEFIT PLANS

Pension and Postretirement Benefits

Our defined benefit retirement plan covers all full-time employees of domestic subsidiaries who are not otherwise covered under union-sponsored plans. The benefits are based on years of service and the employee's highest sixty consecutive months of compensation. Our funding policy is based on minimum contributions required under ERISA as determined through an actuarial computation. Plan assets consist primarily of investments in equity and fixed income mutual funds and money market holdings. The target asset allocation range is 40% in fixed income investments and 60% in equity investments. The asset allocation on December 31, 2004 was 41% in fixed income investments and 59% in equity investments. The asset allocation on December 31, 2003 was 36% in fixed income investments and 64% in equity investments. The plan's prohibited investments include selling short, commodities and futures, letter stock, unregistered securities, options, margin transactions, derivatives, leveraged securities, and International Shipholding Corporation securities. The plan's diversification strategy includes limiting equity securities in any single industry to 25% of the equity portfolio market value, limiting the equity holdings in any single corporation to 10% of the market value of the equity portfolio, and diversifying the fixed income portfolio so that no one issuer comprises more than 10% of the aggregate fixed income portfolio, except for issues of the U.S. Treasury or other Federal Agencies. The plan's assumed future returns are based primarily on the asset allocation and on the historic returns for the plan's asset classes determined from both actual plan returns and, over longer time periods, market returns for those asset classes. As of December 31, 2004, the plan has assets of $19,119,000 and a projected pension obligation of $22,461,000.

Our postretirement benefit plans currently provide medical, dental, and life insurance benefits to eligible retired employees and their eligible dependents. The measurement date for both plans is December 31. The following table sets forth the plans' changes in the benefit obligations and fair value of assets and a statement of the funded status:

(All Amounts in Thousands)	Pension Plan		Postretirement Benefits	
	Year Ended December 31,		Year Ended December 31,	
	2004	2003	**2004**	2003
Change in Benefit Obligation				
Benefit Obligation at Beginning of Year	**$ 20,266**	$ 18,372	**$ 9,687**	$ 9,024
Service Cost	**548**	469	**77**	67
Interest Cost	**1,229**	1,194	**550**	595
Actuarial Loss	**1,394**	1,119	**133**	635
Benefits Paid	**(976)**	(888)	**(555)**	(634)
Impact of Plan Amendments	**-**	-	**(254)**	-
Benefit Obligation at End of Year	**22,461**	20,266	**9,638**	9,687
Change in Plan Assets				
Fair Value of Plan Assets at Beginning of Year	**17,828**	15,535	**-**	-
Actual Return on Plan Assets	**1,857**	3,181	**-**	-
Employer Contribution	**410**	-	**555**	634
Benefits Paid	**(976)**	(888)	**(555)**	(634)
Fair Value of Plan Assets at End of Year	**19,119**	17,828	**-**	-
Funded Status	**(3,342)**	(2,438)	**(9,638)**	(9,687)
Unrecognized Net Actuarial Loss	**3,935**	3,090	**2,257**	2,198
Unrecognized Prior Service Cost	**-**	7	**(232)**	-
Prepaid Cost (Benefit Obligation) at End of Year	**$ 593**	$ 659	**$ (7,613)**	$ (7,489)
Key Assumptions				
Discount Rate	**5.75%**	6.25%	**5.75%**	6.25%
Rate of Compensation Increase	**5.50%**	5.50%	**N/A**	N/A

The accumulated benefit obligation for the pension plan was $19,061,000 and $17,313,000 at December 31, 2004 and 2003, respectively.

The following table provides the components of net periodic benefit cost for the plans:

(All Amounts in Thousands)	Pension Plan		Postretirement Benefits	
	Year Ended December 31,		Year Ended December 31,	
	2004	2003	**2004**	2003
Components of Net Periodic Benefit Cost				
Service Cost	**$ 548**	$ 469	**$ 77**	$ 67
Interest Cost	**1,229**	1,194	**550**	595
Expected Return on Plan Assets	**(1,395)**	(1,201)	**-**	-
Amortization of Prior Service Cost	**8**	8	**(21)**	-
Amortization of Net Actuarial Loss	**86**	188	**73**	67
Net Periodic Benefit Cost	**$ 476**	$ 658	**$ 679**	$ 729

Key Assumptions				
Discount Rate	**6.25%**	6.75%	**6.25%**	6.75%
Expected Return on Plan Assets	**8.00%**	8.00%	**N/A**	N/A
Rate of Compensation Increase	**5.50%**	5.50%	**N/A**	N/A

For measurement purposes, the health and dental care cost trend rate was assumed to be 8% for 2004, decreasing steadily by .50 per year over the next six years to a long-term rate of 5%. The health and dental care cost trend rate for employees over 65 was assumed to be 10% decreasing steadily by .50% per year over the next ten years to a long-term rate of 5%. A one percent change in the assumed health care cost trend rates would have the following effects:

(All Amounts in Thousands)	1% Increase	1% Decrease
Change in total service and interest cost components for the year ended December 31, 2004	$ 63	$ (52)
Change in postretirement benefit obligation as of December 31, 2004	1,026	(866)

Crew members on our U.S. flag vessels belong to union-sponsored pension plans. We contributed approximately $1,499,000, $1,472,000, and $1,440,000 to these plans for the years ended December 31, 2004, 2003, and 2002, respectively. These contributions are in accordance with provisions of negotiated labor contracts and generally are based on the amount of straight pay received by the union members. Information from the plans' administrators is not available to permit us to determine whether there may be unfunded vested benefits.

We continue to evaluate ways in which we can better manage these benefits and control the costs. Any changes in the plan or revisions to assumptions that affect the amount of expected future benefits may have a significant effect on the amount of reported obligation and annual expense.

In December of 2003, the Medicare Prescription Drug, Improvements, and Modernization Act of 2003 ("Act") was signed into law. In addition to including numerous other provisions that have potential effects on an employer's retiree health plan, the Medicare law included a special subsidy for employers that sponsor retiree health plans with prescription drug benefits that are at least as favorable as the new Medicare Part D benefit. In May of 2004, the FASB issued FASB Staff Position ("FSP") 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvements, and Modernization Act of 2003," that provides guidance on the accounting for the effects of the Act for employers that sponsor postretirement health care plans that provide drug benefits. We are still evaluating whether our plan is actuarially equivalent, although its impact on our financial position and results of operations is not material.

401(k) Savings Plan

We provide a 401(k) tax-deferred savings plan to all full-time employees who have completed at least 1,000 hours of service. We match 50% of the employee's first $2,000 contributed to the plan annually. We contributed $102,000, $87,000 and $171,000 to the plan for the years ended December 31, 2004, 2003 and 2002, respectively.

Stock Incentive Plan

In April of 1998, we established a stock-based compensation plan, the Stock Incentive Plan (the "Plan"). The purpose of the Plan is to increase shareholder value and to advance the interest of the Company by furnishing a variety of economic incentives designed to attract, retain, and motivate key employees and officers and to strengthen the mutuality of interests between such employees, officers, and our shareholders. Incentives consist of opportunities to purchase or receive shares of common stock in the form of incentive stock options, non-qualified stock options, restricted stock, or other stock-based awards. Under the Plan, we may grant incentives to our eligible Plan participants for up to 650,000 shares of common stock. The exercise price of each option equals the market price of our stock on the date of grant. In July of 1999, options to purchase 475,000 shares of common stock were granted to certain qualified participants at an exercise price of $14.125 per share. The stock options are due to expire on April 14, 2008. All options vested immediately upon the grant date and were exercisable at December 31, 2004. No options were granted, exercised or forfeited during 2004, 2003, or 2002.

We account for stock-based compensation in accordance with APB Opinion No. 25. Accordingly, no compensation expense has been recognized for employee options granted under the Plan. If we had determined compensation cost for the Plan based on the fair value at the grant dates for awards under the Plan consistent with the fair value method included in SFAS No. 123 "Accounting for Stock-Based Compensation," our net income and earnings per share for the years ended December 31, 2004, 2003, and 2002 would have agreed to the actual amounts reported since no stock options were granted for these years and all options outstanding vested in 1999.

Life Insurance

We have agreements with the former Chairman and current Chairman of the Company whereby their estates will be paid approximately $822,000 and $626,000, respectively upon death. We reserved amounts to fund a portion of these death benefits, which amounted to $1,000,000 and hold an insurance policy, which covers any remaining liability. The cash surrender value of the insurance policy was approximately $132,000 and $134,000 as of December 31, 2004 and 2003, respectively.

NOTE F - INCOME TAXES

Our Federal income tax returns are filed on a consolidated basis and include the results of operations of our wholly-owned U.S. subsidiaries. Pursuant to the Tax Reform Act of 1986, the earnings (losses) of foreign subsidiaries, which were $4,155,000 in 2004, $553,000 in 2003, and ($606,000) in 2002, are also included in our Federal income tax returns.

Prior to 1987, deferred income taxes were not provided on undistributed foreign earnings of $6,689,000, all of which are expected to remain invested abroad indefinitely. In accordance with the Tax Reform Act of 1986, commencing in 1987, shipping income, as defined under the U.S. Subpart F income tax provisions, generated from profitable controlled foreign subsidiaries are subject to Federal income taxes.

Components of the net deferred tax liability/(asset) are as follows:

(All Amounts in Thousands)	**December 31, 2004**	December 31, 2003
Liabilities:		
Fixed Assets	**$29,731**	$38,864
Deferred Charges	**2,056**	2,515
Unterminated Voyage Revenue/Expense	**884**	1,182
Intangible Assets	**-**	3,183
Deferred Insurance Premiums	-	691
Deferred Intercompany Transactions	-	2,530
Other Liabilities	**4,551**	921
Total Liabilities	**37,222**	49,886
Assets:		
Insurance and Claims Reserve	**(37)**	(3,565)
Deferred Intercompany Transactions	**(2,530)**	(2,530)
Post-Retirement Benefits	**(357)**	(2,581)
Alternative Minimum Tax Credit	**(4,577)**	(4,596)
Net Operating Loss Carryforward/Unutilized Deficit	**(13,954)**	(11,706)
Valuation Allowance	**4,330**	-
Other Assets	**(5,062)**	(5,487)
Total Assets	**(22,187)**	(30,465)
Total Deferred Tax Liability, Net	**$15,035**	$19,421

The following is a reconciliation of the U.S. statutory tax rate to our effective tax rate – expense (benefit):

	Year Ended December 31,		
	2004	2003	2002
Statutory Rate	**35.00%**	35.00%	(35.00%)
State Income Taxes	**2.35%**	0.49%	12.30%
Jobs Creation Act Adjustment	**(776.11%)**	-	-
Other, Primarily Non-deductible Expenditures	**21.50%**	0.55%	13.66%
	(717.26%)	36.04%	(9.04%)

Foreign income taxes of $410,000, $563,000 and $754,000 are included in our consolidated statements of income in the Provision for Income Taxes for the years ended December 31, 2004, 2003 and 2002, respectively. We pay foreign income taxes in Indonesia.

We have not recognized a deferred tax liability of $681,000 for undistributed earnings of certain non-U.S. subsidiaries because we consider those earnings to be indefinitely invested abroad. As of December 31, 2004, the undistributed earnings of these subsidiaries were $1,946,000.

Under previous United States tax law, U.S. companies like us and their domestic subsidiaries generally have been taxed on all income, including in our case income from shipping operations, whether derived in the United States or abroad. With respect to any foreign subsidiary in which we hold more than a 50 percent interest (referred to in the tax laws as a controlled foreign corporation, or "CFC"), we are treated as having received a current taxable distribution of our pro rata share of income derived from foreign shipping operations.

The Jobs Creation Act, which became effective for us on January 1, 2005, changed the United States tax treatment of our U.S. flag vessels in foreign operations and our foreign flag shipping operations.

In December of 2004, we made an election under the Jobs Creation Act to have our U.S. flag operations (other than those of two ineligible vessels used exclusively in United States coastwise commerce) taxed under a new "tonnage tax" regime rather than under the usual U.S. corporate income tax regime. As a result of that election, our gross income for United States income tax purposes with respect to our eligible U.S. flag vessels will not include (1) income from qualifying shipping activities in U.S. foreign trade (i.e., transportation between the U.S. and foreign ports or between foreign ports), (2) income from cash, bank deposits and other temporary investments that are reasonably necessary to meet the working capital requirements of our qualifying shipping activities, and (3) income from cash or other intangible assets accumulated pursuant to a plan to purchase qualifying shipping assets.

Under the tonnage tax regime, our taxable income with respect to the operations of our eligible U.S. flag vessels will be based on a "daily notional taxable income," which will be taxed at the highest corporate income tax rate. The daily notional taxable income from the operation of a qualifying vessel will be 40 cents per 100 tons of the net tonnage of the vessel up to 25,000 net tons, and 20 cents per 100 tons of the net tonnage of the vessel in excess of 25,000 net tons. The taxable income of each qualifying vessel will be the product of its daily notional taxable income and the number of days during the taxable year that the vessel operates in United States foreign trade.

We have recorded a reduction in our deferred tax provision of $12,058,000 relating to the write off of deferred tax assets and liabilities that will no longer reverse as a result of the election of the tonnage tax regime.

Under the Jobs Creation Act, the taxable income from shipping operations of the Company's CFCs will generally no longer be subject to current United States income tax but will be deferred until repatriated. In December of 2004, we established a valuation allowance of $4,330,000 on the net deferred tax asset associated with the foreign deficit carryforwards that were no longer supportable as a result of the Jobs Creation Act, the impact of which is included in our deferred tax provision. Foreign tax credits of $4,066,000 are available to offset future taxable income of the CFCs if that income is repatriated.

NOTE G – TRANSACTIONS WITH RELATED PARTIES

We own a 26.1% interest in Belden Cement Holding, Inc. ("BCH") *(See Note L)*. At December 31, 2004 and 2003, we had long-term receivables of $2,385,000 from BCH and $150,000 from Echelon Shipping, Inc. ("Echelon"), a wholly-owned subsidiary of BCH. These long-term receivables are included in Due from Related Parties. Interest income on these receivables is earned at a rate of 6% per year. In February of 2005, we received in cash $2,250,000 from BCH and $150,000 from Echelon.

A son of our Chairman of the Board serves as our Secretary and is a partner in the law firm of Jones, Walker, Waechter, Poitevent, Carrere and Denegre, which has represented us since our inception. A son of one of our Directors serves as our Assistant Secretary and is a partner in the same law firm. Fees paid to the firm for legal services rendered to us were approximately $1,001,000, $1,030,000, and $738,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

NOTE H - COMMITMENTS AND CONTINGENCIES

Commitments

As of December 31, 2004, 18 vessels that we own or operate were under various contracts extending beyond 2004 and expiring at various dates through 2019. Certain of these agreements also contain options to extend the contracts beyond their minimum terms.

At December 31, 2004, our unrestricted subsidiary, through its 50% ownership, guarantees a portion of the outstanding debt of an invested bulk carrier company. The guarantee is for the full remaining term of the associated debt, which was 7 years as of December 31, 2004. Performance by our unrestricted subsidiary would be required under the guarantee in the event of default by the bulk carrier company on its third party debt. This represents non-recourse debt to International Shipholding Corporation, the parent of the unrestricted subsidiary. The portion of the outstanding debt that the unrestricted subsidiary guaranteed was $29,619,000 and $31,775,000 at December 31, 2004 and 2003, respectively. The estimated fair value of the non-contingent portion of the guarantee is immaterial. *(See Note L for further discussion of our investment in the bulk carrier companies).*

We also maintain lines of credit totaling approximately $200,000 to cover standby letters of credit required on certain of our contracts.

Contingencies

We have been named as a defendant in numerous lawsuits claiming damages related to occupational diseases, primarily related to asbestos and hearing loss. We believe that most of these claims are without merit, and that insurance and the indemnification of a previous owner of one of our subsidiaries mitigate our exposure. Our overall exposure to the numerous lawsuits in question has been estimated by our lawyers and internal staff to be between approximately $450,000 and $1,500,000, and we believe that those estimates are reasonable. Our reserves for these lawsuits at December 31, 2004 and 2003 were approximately $800,000 and $1,000,000, respectively. There is a reasonable possibility that there will be additional claims associated with occupational diseases asserted against us. However, we do not believe that it is reasonably possible that our exposure from those claims will be material because (1) the lawsuits filed since 1989 claiming damages related to occupational diseases in which we have been named as a defendant have primarily involved seamen that served on-board our vessels and the number of such persons still eligible to file a lawsuit against us is diminishing and (2) such potential additional claims, if pursued, would be covered under an indemnification agreement with a previous owner of one of our subsidiaries and/or under one or more of our existing insurance policies with deductibles ranging from $5,000 to $25,000 per claim.

In the normal course of our operations, we become involved in various litigation matters including, among other things, claims by third parties for alleged property damages, personal injuries, and other matters. While we believe that we have meritorious defenses against these claims, our management has used significant estimates in determining our potential exposure. Our estimates are determined based on various factors, such as (1) severity of the injury (for personal injuries) and estimated potential liability based on past judgments and settlements, (2) advise from legal counsel based on its assessment of the facts of the case and its experience in other cases, (3) probability of pre-trial settlement which would mitigate legal costs, (4) historical experience on claims for each specific type of cargo (for cargo damage claims), and (5) whether our seamen are employed in permanent positions or temporary revolving positions. It is reasonably possible that changes in our estimated exposure may occur from time to time. As is true of all estimates based on historical experience, these estimates are subject to some volatility. However, because our total exposure is limited by our aggregate stop loss levels *(see Note D for further discussion of our self-retention insurance program)*, we believe that our exposure is within our estimated levels. Where appropriate, we have recorded provisions, included in Other Long-Term Liabilities: Other, to cover our potential exposure and anticipated recoveries from insurance companies, included in Other Assets. Although it is difficult to predict the costs of ultimately resolving such issues, we have determined that our current insurance coverage is sufficient to limit any additional exposure to an amount that would not be material to our financial position. Therefore, we do not expect such changes in these estimates to have a material effect on our financial position or results of operations.

One of our subsidiaries time charters our U.S. flag Coal Carrier to US Generating New England, Inc. ("USGenNE"). In July of 2003, USGenNE filed a petition for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code and subsequently requested from the court an extension of time to submit its bankruptcy plan until March 1, 2005, and an extension of time until May 1, 2005, to solicit acceptance of its plan. At the time of the filing of the bankruptcy petition, USGenNE owed us approximately $850,000 of pre-petition invoices covering charter hire and related expenses. In November of 2004, the bankruptcy court approved USGenNE's sale of a substantial portion of its generation assets to Dominion Energy New England, Inc., a subsidiary of Dominion Resources, Inc. Pursuant to the asset purchase agreement, which became effective on January 1, 2005, Virginia Power Energy Marketing, Inc., another subsidiary of Dominion Resources, Inc., has assumed the charter in place of USGenNE and has subsequently paid the outstanding pre-petition invoices.

NOTE I - LEASES

Direct Financing Lease

In 1999, we entered into a direct financing lease of a foreign flag PCTC expiring in 2019. The schedule of future minimum rentals to be received under this direct financing lease in effect at December 31, 2004, is as follows:

(All Amounts in Thousands)	Receivables Under Financing Lease
Year Ended December 31,	
2005	$ 8,432
2006	8,431
2007	8,431
2008	8,455
2009	7,853
Thereafter	67,021
Total Minimum Lease Payments Receivable	108,623
Estimated Residual Value of Leased Property	2,051
Less Unearned Income	(61,561)
Total Net Investment in Direct Financing Lease	49,113
Current Portion	(2,337)
Long-Term Net Investment in Direct Financing Lease at December 31, 2004	$ 46,776

The schedule of future minimum rentals to be received under this direct financing lease in effect at December 31, 2003, was as follows:

(All Amounts in Thousands)	Receivables Under Financing Lease
Year Ended December 31,	
2004	$ 8,455
2005	8,432
2006	8,431
2007	8,431
2008	8,455
Thereafter	74,874
Total Minimum Lease Payments Receivable	117,078
Estimated Residual Value of Leased Property	2,051
Less Unearned Income	(67,865)
Total Net Investment in Direct Financing Lease	51,264
Current Portion	(2,128)
Long-Term Net Investment in Direct Financing Lease at December 31, 2003	$ 49,136

Operating Leases

During 2000, we entered into a sale-leaseback agreement for one of our Breakbulk/Multi-Purpose vessels, which is classified as an operating lease. During 2001, we entered into two sale-leasebacks, covering one of our U.S. flag PCTCs and one of our foreign flag PCTCs. The gains on these sale-leasebacks are being deferred over the term lives of the leases. We renegotiated a capital lease agreement for one of our U.S. flag PCTCs in December of 2001 and subsequently reclassified the lease to an operating lease. This reclassification resulted in a gain of $5,309,000, which is being deferred over the remaining term life of the lease. During 2002, we entered into a sale-leaseback for one of our LASH vessels, which was also classified as an operating lease. The terms of the leases are 5 years for the Breakbulk vessel, 12 years for the U.S. flag PCTC, 15 years for the foreign flag PCTC, 10 years for the U.S. flag PCTC reclassified as an operating lease in 2001, and 5 years for the LASH vessel.

Most of the operating lease agreements have a fair value renewal option and a fair value purchase option, with the exception of the operating lease for the Breakbulk vessel. Most of these agreements impose defined minimum working capital and net worth requirements, impose restrictions on the payment of dividends, and prohibit us from incurring, without prior written consent, additional debt or lease obligations, except as defined. Under one of our operating lease agreements, a deposit was made into a bank reserve account to meet the requirements of the lease agreement. The owner of the vessel has the ability to draw on this amount to cover operating lease payments if such payments become overdue. The escrow amounts totaled $6,541,000 and $6,590,000 at December 31, 2004 and 2003, respectively, and are included in Restricted Cash. The vessels under these leases, with the exception of the LASH vessel, are operated under fixed charter agreements covering the terms of the respective leases. We also conduct certain of our operations from leased office facilities and use certain transportation and other equipment under operating leases expiring at various dates through 2008.

Rent expense related to operating leases totaled approximately $28,623,000, $30,079,000 and $26,471,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The following is a schedule, by year, of future minimum payments required under operating leases that have initial non-cancelable terms in excess of one year as of December 31, 2004:

	Payments Under Operating Leases				
(All Amounts in Thousands)	U.S. flag PCTCs	Foreign PCTC	LASH Vessel	Other Leases	Total
Year Ended December 31,					
2005	$ 8,898	$ 6,340	$ 1,920	$ 1,013	$ 18,171
2006	9,596	6,340	1,920	1,232	19,088
2007	9,596	6,340	1,760	1,266	18,962
2008	9,596	6,340	-	971	16,907
2009	9,596	6,340	-	-	15,936
Thereafter	34,412	41,210	-	-	75,622
Total Future Minimum Payments	$ 81,694	$ 72,910	$ 5,600	$ 4,482	$164,686

NOTE J - DEFERRED CHARGES AND ACQUIRED CONTRACT COSTS

Deferred charges and acquired contract costs are comprised of the following:

(All Amounts in Thousands)	**December 31, 2004**	December 31, 2003
Drydocking Costs	**$ 12,129**	$ 9,765
Financing Charges and Other	**2,680**	2,554
Acquired Contract Costs	**7,640**	9,095
	$ 22,449	$ 21,414

The Acquired Contract Costs represent the portion of the purchase price paid for Waterman Steamship Corporation applicable primarily to that company's three U.S. flag RO/RO vessels under maritime prepositioning ship contract agreements, which expire in 2010.

NOTE K - SIGNIFICANT OPERATIONS

Major Customers

We have several medium- to long-term contracts related to the operations of various vessels (*See Note H*), from which revenues represent a significant amount of our total revenue. Revenues from the contracts with the MSC were $27,017,000, $35,874,000 and $34,543,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Until early 2002, we operated four U.S. flag LASH vessels in a liner service, of which three vessels were entered into the Maritime Security Program (*See Note A – "Maritime Security Program"*). These four vessels were sold during 2002. In November of 2002, we began operating one U.S. flag LASH vessel with Maritime Security Program payments on a liner service. Revenues, including Maritime Security Program revenue, from both operations were $30,008,000, $26,790,000 and $19,466,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

We have four U.S. flag PCTCs, also under the MSA, which carry automobiles from Japan to the United States for a Japanese charterer. Revenues, including Maritime Security Program revenue, were $36,831,000, $39,516,000 and $38,566,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

We provide space on our westbound foreign flag LASH liner service to several commercial shippers. The westbound cargoes included steel and other metal products, high-grade paper and wood products, and other general cargo. Revenues were $38,823,000, $26,002,000 and $26,306,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Concentrations

A significant portion of our traffic receivables are due from contracts with the MSC and transportation of government sponsored cargo. There are no concentrations of receivables from customers or geographic regions that exceed 10% of stockholders' investment at December 31, 2004 or 2003.

With only minor exceptions related to personnel aboard certain foreign flag vessels, most of our shipboard personnel are covered by collective bargaining agreements under multiple unions.

Geographic Information

We have operations in several principal markets, including international service between the U.S. Gulf and East Coast ports and ports in the Middle East, Far East, and northern Europe, and domestic transportation services along the U.S. Gulf and East Coast. Revenues attributable to the major geographic areas of the world are presented in the following table. Revenues for the Time Charter Contracts, Contracts of Affreightment, Rail-Ferry Service, and Other are assigned to regions based on the location of the customer. Revenues for the Liner Services are presented based on the location of the ports serviced by this segment. Because we operate internationally, most of our assets are not restricted to specific locations. Accordingly, an allocation of identifiable assets to specific geographic areas is not applicable.

	Year Ended December 31,		
(All Amounts in Thousands)	**2004**	2003	2002
United States	**$ 90,894**	$ 108,726	$ 88,230
Asian Countries	**59,309**	56,473	62,842
Rail-Ferry Service Operating Between U.S. Gulf and Mexico	**15,880**	15,537	11,240
Liner Services Operating Between:			
U.S. Gulf / East Coast Ports and Ports in Middle East	**30,008**	26,790	19,466
U.S. Gulf / East Coast Ports and Ports in Northern Europe	**65,705**	48,845	44,837
Other Countries	**1,694**	1,442	797
Total Revenues	**$ 263,490**	$ 257,813	$ 227,412

Operating Segments

Our operating segments are identified primarily based on the characteristics of the contracts or terms under which the fleet of vessels and barges are operated. Each of the reportable segments is managed separately as each requires different resources depending on the nature of the contract or terms under which each vessel within the segment operates. Our operating segments are identified and described below.

Liner Services: In our liner services segment we operate four vessels, including one "dockship" that positions barges for pick-up and discharge, on established trade routes with regularly scheduled sailing dates. We receive revenues for the carriage of cargo within the established trading areas and pay the operating and voyage expenses incurred. Our Liner Services include a U.S. flag service between U.S. Gulf and East Coast ports and ports in the Red Sea, Middle East, and South Asia, and a foreign flag transatlantic service operating between U.S. Gulf and East Coast ports and ports in northern Europe.

Time Charter Contracts: Time charters are contracts by which our charterer obtains the right for a specified period to direct the movements and utilization of the vessel in exchange for payment of a specified daily rate, but we retain operating control over the vessel. Typically, we fully equip the vessel and are responsible for normal operating expenses, repairs, crew wages, and insurance, while the charterer is responsible for voyage expenses, such as fuel, port and stevedoring expenses. Our Time Charter Contracts include contracts with Far Eastern shipping companies for six PCTCs, with an electric utility for a conveyor-equipped, self-unloading Coal Carrier, and with a mining company providing ocean transportation services at its mine in Papua, Indonesia. Also included in this segment are contracts under which the MSC charters three RO/ROs that are under an operating contract. The MSC's charter contract with the Multi-Purpose vessel expired in December of 2002, but the vessel continued to operate under charter to the MSC on a voyage-to-voyage basis until the vessel was scrapped in December of 2003.

Contracts of Affreightment ("COA"): These are contracts by which we undertake to provide space on our vessels for the carriage of specified goods or a specified quantity of goods on a single voyage or series of voyages over a given period of time between named ports or within certain geographical areas in return for the payment of an agreed amount per unit of cargo carried. Generally, we are responsible for all operating and voyage expenses. Our COA segment includes a sulphur transportation contract.

Rail-Ferry Service: In the beginning of 2001, we began a new service carrying loaded rail cars between the U.S. Gulf and Mexico. Our two Special Purpose vessels are employed with this service, each having a capacity for 60 standard size rail cars. With departures every four days from Coatzacoalcos, Mexico and Mobile, Alabama it offers with each vessel a three-day transit between these ports and provides a total of 90 trips per year in each direction. In the fourth quarter of 2004, we announced our decision to relocate our Rail-Ferry Service's domestic operations from the port of Mobile to the port of New Orleans. As part of the incentive to relocate, the state of Louisiana and the City of New Orleans agreed to finance part of the terminal and infrastructure cost associated with the move. In return, we have agreed that our operations will remain at the port of New Orleans for a minimum of ten years.

Other: This segment consists of operations that include more specialized services than the former four segments and subsidiaries that provide ship charter brokerage and agency services, as well as our over-the-road car transportation truck company. Also included in the Other category are corporate related items, results of insignificant operations, and income and expense items not allocated to reportable segments.

The following table presents information about segment profit and loss and segment assets. We do not allocate investment income, other income, losses or gains on early extinguishment of debt, administrative and general expenses, equity in unconsolidated entities, or income taxes to our segments. Intersegment revenues are based on market prices and include revenues earned by our subsidiaries that provide specialized services to the operating segments. Expenditures for segment assets represent cash outlays during the periods presented, including purchases of assets, improvements to assets, and drydock payments.

(All Amounts in Thousands)	Liner Services	Time Charter Contracts	COA	Rail-Ferry Service	Other	Elimination	Total
2004							
Revenues from External Customers	$ 95,713	$ 113,954	$ 16,562	$ 15,881	$ 21,380	-	$ 263,490
Intersegment Revenues	-	-	-	-	12,264	$ (12,264)	-
Depreciation and Amortization	5,279	13,879	2,709	4,090	822	-	26,779
Gross Voyage (Loss) Profit	(1,563)	26,914	5,411	(4,304)	1,659	-	28,117
Interest Expense	738	6,421	1,410	1,826	190	-	10,585
Loss on Sale of Other Assets	-	-	-	-	(7)	-	(7)
Segment (Loss) Profit	(2,301)	20,493	4,001	(6,130)	1,462	-	17,525
Segment Assets	23,126	182,447	37,971	49,839	5,295	-	298,678
Expenditures for Segment Assets	988	29,946	6	232	1,843	-	33,015

(All Amounts in Thousands)	Liner Services	Time Charter Contracts	COA	Rail-Ferry Service	Other	Elimination	Total
2003							
Revenues from External Customers	$ 75,635	$ 129,685	$ 16,189	$ 15,537	$ 20,767	-	$ 257,813
Intersegment Revenues	-	-	-	-	13,551	$ (13,551)	-
Depreciation and Amortization	5,108	15,144	2,799	4,101	507	-	27,659
Gross Voyage (Loss) Profit	(4,199)	33,048	5,495	(2,926)	1,817	-	33,235
Interest Expense	1,039	7,152	1,800	2,322	201	-	12,514
Gain on Sale of Other Assets	-	482	-	-	911	-	1,393
Segment (Loss) Profit	(5,238)	26,378	3,695	(5,248)	2,527	-	22,114
Segment Assets	27,196	167,803	40,637	53,519	4,536	-	293,691
Property	22,792	154,699	39,464	50,909	4,413	-	272,277
Deferred Charges	4,404	13,104	1,173	2,610	123	-	21,414
Expenditures for Segment Assets	4,077	611	-	-	2,882	-	7,570
2002							
Revenues from External Customers	$ 65,146	$ 128,279	$ 15,370	$ 11,240	$ 7,377	-	$ 227,412
Intersegment Revenues	-	-	-	-	16,055	$ (16,055)	-
Depreciation and Amortization	5,062	14,242	2,868	4,116	846	-	27,134
Impairment Loss	(52)	-	-	-	118	-	66
Gross Voyage (Loss) Profit	(4,910)	34,465	5,962	(3,673)	(1,445)	-	30,399
Interest Expense	1,794	10,192	2,338	3,221	161	-	17,706
Gain on Sale of Other Assets	-	-	-	-	557	-	557
Impairment Loss on Investment	-	-	-	-	(598)	-	(598)
Segment (Loss) Profit	(6,704)	24,273	3,624	(6,894)	(1,647)	-	12,652
Segment Assets	29,507	184,196	43,784	57,224	2,836	-	317,547
Expenditures for Segment Assets	7,997	985	1,193	47	1,242	-	11,464

Following is a reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements:

(All Amounts in Thousands)

Profit or Loss:	Year Ended December 31, **2004**	2003	2002
Total Profit for Reportable Segments	**$ 17,525**	$ 22,114	$ 12,652
Unallocated Amounts:			
Administrative and General Expenses	**(16,236)**	(15,041)	(15,631)
Loss on Sale of Investment	**(623)**	-	-
Investment Income	**691**	2,162	656
Other Income	-	-	1,498
(Loss) Gain on Early Extinguishment of Debt	**(361)**	(1,310)	65
Income (Loss) Before (Benefit) Provision for Income Taxes and Equity in Net Income of Unconsolidated Entities	**$ 996**	$ 7,925	$ (760)

Assets:	**December 31, 2004**	December 31, 2003
Total Assets for Reportable Segments	**$ 298,678**	$ 293,691
Unallocated Amounts:		
Current Assets	**57,315**	60,807
Investment in Unconsolidated Entities	**11,115**	8,413
Restricted Cash	**6,541**	6,590
Due from Related Parties	**2,535**	2,535
Other Assets	**8,864**	10,415
Total Assets	**$ 385,048**	$ 382,451

NOTE L - UNCONSOLIDATED ENTITIES

Cement Carrier Company

Prior to December of 2004, we had a 30% interest in BCH, a Cement Carrier company which owns and operates nine Cement Carriers. During December of 2004, one of the shareholders of BCH exercised its option to purchase additional shares of common stock, which upon exercise brought our ownership down to 26.1%. This investment is accounted for under the equity method, and our share of earnings or losses is reported in our consolidated statements of income net of taxes. Our portion of the combined earnings of this investment, net of taxes, was $827,000, $339,000 and $550,000 for the years ended December 31, 2004, 2003 and 2002, respectively. No distributions were made during 2004, 2003 and 2002. In January of 2005, we received dividends of $783,000. The aggregate amount of consolidated retained earnings that represented undistributed earnings of this investment as of December 31, 2004 was approximately $1,900,000.

The unaudited condensed financial position and results of operations of BCH are summarized below:

(Amounts in Thousands)	**December 31, 2004**	December 31, 2003
Current Assets	**$13,178**	$3,285
Noncurrent Assets	**$68,643**	$63,027
Current Liabilities	**$15,366**	$16,263
Noncurrent Liabilities	**$49,729**	$39,094

	Year Ended December 31,		
(Amounts in Thousands)	**2004**	2003	2002
Operating Revenues	**$27,405**	$20,293	$18,822
Operating Income	**$18,512**	$14,780	$13,969
Net Income	**$5,006**	$1,739	$2,782

Cape-Size Bulk Carriers

During 2000 and 2001, we acquired a 12.5% interest in Bulk Venture, Ltd. for $1,656,000, which owned two Cape-Size Bulk Carrier vessels. We received dividends of $475,000 and $56,000 in 2003 and 2002, respectively. During 2003, we sold our interest in Bulk Venture, Ltd. for $2,207,000, of which $1,906,000 was received in cash in 2003 and $42,000 was received in cash in 2004, resulting in a gain of approximately $292,000. We also received $259,000 in 2004 representing dividends earned in 2003.

During 2001 and 2002, we acquired a 12.5% interest in Bulk Africa, Ltd. for $1,444,000, which owned a Cape-Size Bulk Carrier vessel. No dividends were received during 2002. We received dividends of $388,000 in 2003. During 2003, we sold our interest in Bulk Africa, Ltd. for $1,423,000, of which $1,191,000 was received in cash in 2003 and $232,000 was received in cash in 2004, resulting in a loss of approximately $21,000.

During 2001 and 2002, we acquired a 12.5% interest in Bulk Australia, Ltd. for $1,477,000, which owned a Cape-Size Bulk Carrier vessel. No dividends were received during 2002. During 2003, we received a partial refund for additional funding of $128,000. We received dividends of $300,000 in 2003. During 2003, we sold our interest in Bulk Australia, Ltd. For $1,322,000, of which $1,111,000 was received in cash in 2003 and $211,000 was received in cash in 2004, resulting in a loss of approximately $27,000.

The investments described above were accounted for under the cost method of accounting and accordingly income was recognized only upon distribution of dividends or sale of investment.

In the fourth quarter of 2003, we acquired a 50% investment in Dry Bulk Cape Holding Inc. ("Dry Bulk") for $3,479,000, which owns two of the aforementioned Cape-Size Bulk Carrier vessels. This investment is accounted for under the equity method and our share of earnings or losses is reported in our consolidated statements of income net of taxes. For the years ended December 31, 2004 and 2003, our portions of earnings net of taxes were $3,783,000 and $80,000, respectively. No distributions were made during 2003. We received dividends of $4,100,000 in 2004.

In January of 2005, we were granted an option to purchase an additional 1% of Dry Bulk. The other unaffiliated 50% owner of Dry Bulk was granted a similar option.

The unaudited condensed financial position and results of operations of Dry Bulk are summarized below:

(Amounts in Thousands)	**December 31, 2004**	December 31, 2003
Current Assets	**1,766**	1,264
Noncurrent Assets	**70,192**	73,329
Current Liabilities	**8,626**	7,622
Noncurrent Liabilities	**52,286**	59,237

	Year Ended December 31,		
(Amounts in Thousands)	**2004**	2003	2002
Operating Revenues	**18,790**	1,255	N/A
Operating Income	**13,594**	827	N/A
Net Income	**10,303**	306	N/A

Management Company

During 2000, CG Railway, Inc., our wholly-owned subsidiary, acquired a 50% interest in Terminales Transgolfo for $100,000, which operates a port in Coatzacoalcos, Mexico, for our Rail-Ferry Service. During 2001, we made an additional investment in Terminales Transgolfo of approximately $128,000. The investment is accounted for under the equity method, and our share of earnings or losses is reported in our consolidated statements of income net of taxes. No distributions were made during 2004, 2003 and 2002.

NOTE M - SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended December 31,		
(All Amounts in Thousands)	**2004**	2003	2002
Cash Payments:			
Interest Paid	**$10,370**	$12,339	$18,938
Taxes Paid	**$1,072**	$482	$773

During 2002, we entered into a sale-leaseback for one of our LASH vessels for $10,000,000 of which $5,000,000 was received in cash and $5,000,000 in the form of a five-year promissory note. A portion of the note, approximately $2,000,000, is being repaid in twenty quarterly installments in addition to approximately $3,000,000 being repaid at the end of the lease. Interest on the note was at 4.845% for the first two years and is 4.72% for each of the three years thereafter.

During 2003, we sold our coal transfer terminal facility and related land for $2,500,000 of which $500,000 was received in cash and $2,000,000 in the form of a five-year promissory note. The note is being repaid in ten semi-annual installments of $200,000, in addition to interest at 6%.

INTERNATIONAL SHIPHOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

NOTE N - FAIR VALUE OF FINANCIAL INSTRUMENTS AND DERIVATIVES

The estimated fair values of our financial instruments and derivatives are as follows (asset/(liability)):

	December 31, 2004		December 31, 2003	
(All Amounts in Thousands)	Carrying *Amount*	***Fair Value***	*Carrying Amount*	*Fair Value*
Interest Rate Swap Agreements	**-**	**-**	($1,050)	($1,050)
Foreign Currency Contracts	**($5)**	**($5)**	($46)	($46)
Long-Term Debt	**($178,090)**	**($181,433)**	($179,010)	($182,057)

Disclosure of the fair value of all balance sheet classifications, including but not limited to certain vessels, property, equipment, direct financing leases, or intangible assets, which may have a fair value in excess of historical cost, is not required. Therefore, this disclosure does not purport to represent our fair value.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Interest Rate Swap Agreements

We have historically entered into interest rate swap agreements to manage well-defined interest rate risks. During September of 1999, we entered into an interest rate swap agreement with a commercial bank to reduce the possible impact of higher interest rates in the long-term market by utilizing the fixed rate available with the swap. The contract amount totaled $19,920,000 at December 31, 2003 and expired in September of 2004. We were the fixed rate payor, and HSBC Bank plc was the floating rate payor. The fixed rate was 7.7% and the floating rate was 2.18% at December 31, 2003. We designated this interest rate swap agreement as an effective hedge. Settlements of this agreement were made semi-annually and resulted in increases to interest expense of $1,074,000, $1,159,000 and $1,128,000 in 2004, 2003 and 2002, respectively. There were no outstanding interest rate swap agreements at December 31, 2004.

Foreign Currency Contracts

We enter into forward exchange contracts to hedge certain firm purchase and sale commitments denominated in foreign currencies. The purpose of our foreign currency hedging activities is to protect us from the risk that the eventual dollar cash inflows or outflows resulting from revenue collections from foreign customers and purchases from foreign suppliers will be adversely affected by changes in exchange rates. The term of the currency contracts is rarely more than one year. Due to the immaterial nature of these contracts, we have not designated the foreign currency contracts as hedges. Therefore, the changes in the fair market value of these hedges are recorded through earnings.

During 2003, we entered into two forward purchase contracts. One contract was for Mexican Pesos for $420,000 U.S. Dollar equivalents beginning in January of 2004 and expired in July of 2004. The other contract was for Indonesian Rupiah for $600,000 U.S. Dollar equivalents beginning in January of 2004 and expired in December of 2004. There were no forward purchase contracts as of December 31, 2004. As of December 31, 2004 and 2003, we were a party to forward sales contracts in various currencies totaling $1,722,000 and $2,974,000 U.S. Dollar equivalents, respectively.

Commodity Swap Contracts

We have historically entered into commodity swap contracts for portions of our estimated fuel purchases to manage the risk associated with changes in fuel prices. During 2003, we entered into three commodity swap agreements, one with a financial institution and two with an energy trading corporation. One of the contracts was effective for one year beginning in January of 2003 and expired December 31, 2003 and was for 9,198 tons of fuel. The other two contracts were effective for nine months beginning in April of 2003 and expired December 31, 2003 and were for 13,500 and 9,000 tons of fuel, respectively. The contracts required that a payment be made for the difference between the contract rates of $124.00 to $158.75 per ton and the market rate for the fuel on each settlement date. These contracts covered approximately 92% of our Liner Service segment's 2003 fuel purchases and 79% of our Rail-Ferry Service segment's 2003 fuel purchases.

During 2004, we entered into two commodity swap agreements with two energy trading corporations. The contracts were each effective for one month during 2004. One of the contracts was effective during the month of February and the other effective during the month of November and were for 3,000 and 2,000 tons of fuel, respectively. The contracts required that a payment be made for the difference between the contract rates of $140 and $206.50 per ton, respectively and the market rate for the fuel on each settlement date. These contracts covered approximately 4% of our Liner Service segment's 2004 fuel purchases and 16% of our Rail-Ferry Service segment's 2004 fuel purchases. As of December 31, 2004, there are no outstanding commodity swap contracts with respect to 2005 fuel purchases.

We designated these commodity swap contracts as effective hedges. Monthly settlements of these agreements were recorded as an adjustment to voyage expenses. We recorded an increase to voyage expenses of $114,000 in 2004 and made a net positive adjustment to voyage expense of $2,190,000 in 2003 and $1,024,000 in 2002.

In 2003, we were required to record deposits representing performance bonds required on certain of our commodity swap agreements. The amount was $816,000 at December 31, 2003, and was returned to us in January of 2004 as there were no commodity swap agreements in place at December 31, 2003 and 2004.

Long-Term Debt

The fair value of our debt is estimated based on the quoted market price for the publicly listed Senior Notes and the current rates offered to us on other outstanding obligations.

Amounts Due from Related Parties

The carrying amount of these notes receivable approximated fair market value as of December 31, 2004 and 2003. Fair market value takes into consideration the current rates at which similar notes would be made.

Restricted Cash

The carrying amount of these investments approximated fair market value as of December 31, 2004 and 2003, based upon current rates offered on similar instruments.

NOTE O - ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Following are the components of the consolidated balance sheet classification Accounts Payable and Accrued Liabilities:

(All Amounts in Thousands)	**December 31, 2004**	December 31, 2003
Accrued Voyage Expenses	**$ 21,262**	$ 19,260
Trade Accounts Payable	**2,820**	5,374
Accrued Customs Liability	**1,737**	3,487
Self-Insurance Liability	**1,515**	3,668
Accrued Interest	**1,218**	1,672
Accrued Salaries and Benefits	**1,109**	999
Accrued Supplemental P&I Insurance Premiums	**536**	-
Other Short-Term Liabilities	**-**	1,050
	$ 30,197	$ 35,510

NOTE P - QUARTERLY FINANCIAL INFORMATION - (Unaudited)

		Quarter Ended				
		March 31	June 30	Sept. 30	Dec. 31	
		(All Amounts in Thousands Except Share Data)				
2004	**Revenues**	**$ 65,843**	**$ 64,843**	**$ 68,797**	**$ 64,007**	
	Expenses	**56,097**	**56,987**	**63,406**	**58,883**	
	Gross Voyage Profit	**9,746**	**7,856**	**5,391**	**5,124**	
	Net Income	**2,897**	**1,828**	**220**	**7,840**	(1)
	Basic and Diluted Earnings per Common Share:					
	Net Income	**0.48**	**0.30**	**0.04**	**1.29**	(1)
2003	Revenues	$ 64,806	$ 67,505	$ 63,550	$ 61,952	
	Expenses	54,350	57,266	57,192	55,770	
	Gross Voyage Profit	10,456	10,239	6,358	6,182	
	Net Income (Loss)	2,994	2,490	(1,644)	1,651	
	Basic and Diluted Earnings (Loss) per Common Share:					
	Net Income (Loss)	0.49	0.41	(0.27)	0.27	
2002	Revenues	$ 60,452	$ 56,664	$ 49,900	$ 60,396	
	Expenses	54,523	47,587	44,318	50,651	
	Impairment Loss	54	(151)	3	28	
	Gross Voyage Profit	5,875	9,228	5,579	9,717	
	Net (Loss) Income	(920)	1,116	(1,125)	793	
	Basic and Diluted (Loss) Earnings per Common Share:					
	Net (Loss) Income	(0.15)	0.18	(0.18)	0.13	

(1) The net income and earnings per share in the fourth quarter of 2004 were significantly impacted by certain income tax adjustments relating to the Jobs Creation Act (*See Note F - Income Taxes*).

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INTERNATIONAL SHIPHOLDING CORPORATION

2004 ANNUAL REPORT

OFFICERS AND DIRECTORS

Officers

Erik F. Johnsen
Chairman of the Board
International Shipholding Corporation

Niels M. Johnsen
President
International Shipholding Corporation

Erik L. Johnsen
Executive Vice President
International Shipholding Corporation

Gary L. Ferguson
Vice President
and Chief Financial Officer
International Shipholding Corporation

R. Christian Johnsen
Secretary
International Shipholding Corporation
Partner
Jones, Walker, Waechter, Poitevent, Carrere
and Denegre, Attorneys, New Orleans

Directors

Harold S. Grehan, Jr.
Vice President (Retired)
International Shipholding Corporation

Erik F. Johnsen
Chairman of the Board
International Shipholding Corporation

Erik L. Johnsen
Executive Vice President
International Shipholding Corporation

Niels M. Johnsen
President
International Shipholding Corporation

Niels W. Johnsen
Chairman of the Board (Retired)
International Shipholding Corporation

H. Merritt Lane, III
President, Chief Executive Officer
and Director
Canal Barge Company, Inc.
New Orleans, Louisiana

Edwin Lupberger
Nesher Investments LLC
New Orleans, Louisiana

Raymond V. O'Brien, Jr.
Chairman of the Board
and Chief Executive Officer (Retired)
Emigrant Savings Bank, New York

Edward K. Trowbridge
Chairman of the Board
and Chief Executive Officer (Retired)
Atlantic Mutual Companies, New York

ANNUAL MEETING The annual meeting of shareholders of the Company will be held in the Executive Board Room, 17th Floor Poydras Center, 650 Poydras Street, New Orleans, Louisiana on April 27, 2005 at 2:00 P.M., New Orleans time. A formal notice of the meeting, together with a proxy statement and form of proxy, will be mailed to each stockholder on or about March 14, 2005, at which time proxies will be requested by the management.

Transfer Agent: American Stock Transfer & Trust Company
59 Maiden Lane, Plaza Level, New York, New York 10038

Registrar: American Stock Transfer & Trust Company

Stock Listing: Common Stock traded on the
New York Stock Exchange Symbol: ISH
Preferred Stock traded on the
New York Stock Exchange Symbol: ISHPR

Additional copies of the Company's 2004 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, are available on written request to:

Gary L. Ferguson, Vice President
International Shipholding Corporation
1700 Poydras Center, 650 Poydras Street, New Orleans, LA 70130

INTERNATIONAL SHIPHOLDING CORPORATION

NEW YORK • NEW ORLEANS • NASHVILLE • SHANGHAI